1    Burford Capital Quarterly Report September 2023

Forward-looking statements

In addition to statements of historical fact, this report on Form 6-K for the three and nine months ended September 30, 2023 (this “Quarterly Report”) contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”). The disclosure and analysis set forth in this Quarterly Report include assumptions, expectations, projections, intentions and beliefs about future events in a number of instances, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements that are forward-looking, including in our other periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information made available to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this Quarterly Report. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this Quarterly Report, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Factors that might cause future results of operations or developments to differ include, among others, the following:

▪	Adverse litigation outcomes and timing of resolution of litigation matters
▪	Our ability to identify and select suitable legal finance assets
▪	Improper use or disclosure of, or access to, privileged information under our control due to cybersecurity breaches, unauthorized use or theft
▪	Inaccuracy or failure of the probabilistic model and decision science tools, including artificial intelligence tools, we use to predict the returns on our legal finance assets and in our operations
▪	Changes and uncertainty in laws, regulations and rules relating to the legal finance industry, including those relating to privileged information and/or disclosure and enforceability of legal finance arrangements
▪	Inadequacies in our due diligence process or unforeseen developments
▪	Credit risk and concentration risk relating to our legal finance assets
▪	Lack of liquidity of our legal finance assets and commitments that are in excess of our available funds
▪	Our ability to obtain attractive external capital or to refinance our outstanding indebtedness and our ability to raise capital to meet our liquidity needs
▪	Competitive factors and demand for our services and capital
▪	Negative publicity or public perception of the legal finance industry or us
▪	Valuation uncertainty with respect to the fair value of our capital provision assets
▪	Current and future legal, political and economic forces, including uncertainty surrounding the effects, severity and duration of public health threats and/or military actions
▪	Potential liability from litigation and legal proceedings against us
▪	Our ability to retain key personnel
▪	Improper functioning of our information technology systems or those of our third-party service providers

Burford Capital Quarterly Report September 2023    2

▪	Failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures
▪	Other factors discussed under “Risk factors” in the annual report on Form 20-F for the year ended December 31, 2022 (the “2022 Annual Report”)

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements contained in this Quarterly Report, the 2022 Annual Report and other periodic reports that we file with, or furnish to, the SEC. New factors emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor or combination of factors may cause actual results to be materially different from those contained in any forward-looking statement.

The forward-looking statements speak only as of the date of this Quarterly Report and, except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements contained in this Quarterly Report, whether as a result of new information, future events or otherwise.

Certain terms used in this Quarterly Report

In this Quarterly Report, references to “Burford”, “we”, “us” or “our” refer to Burford Capital Limited and its subsidiaries, unless the context requires otherwise.

Certain additional terms used in this Quarterly Report are set forth below:

Advantage Fund

Burford Advantage Master Fund LP, a private fund focused on pre-settlement litigation strategies where litigation risk remains, but the risk is anticipated to be lower than that of our core legal finance business. Investors in the Advantage Fund include third-party limited partnerships as well as Burford’s balance sheet. Assets held by the Advantage Fund are recorded as capital provision-indirect assets.

Alternative strategies

Encompasses (i) lower risk legal finance, (ii) post-settlement and (iii) complex strategies that provide lower but attractive risk-adjusted returns.

Asset management

Includes our activities administering the private funds we manage for third-party investors.

Asset recovery

Pursuit of enforcement of an unpaid legal judgment, which may include our financing of the cost of such pursuit and/or judgment enforcement.

BAIF

Burford Alternative Income Fund LP, a private fund focused on post-settlement matters.

BAIF II

Burford Alternative Income Fund II LP, a private fund focused on post-settlement matters.

BCIM

Burford Capital Investment Management LLC, a wholly owned indirect subsidiary of Burford Capital Limited, serves as the investment adviser of all of our private funds and is registered under the US Investment Advisers Act of 1940, as amended.

BOF

Burford Opportunity Fund LP, a private fund focused on pre-settlement legal finance matters.

BOF-C

Burford Opportunity Fund C LP, a private fund through which a sovereign wealth fund invests in pre-settlement legal finance matters under the sovereign wealth fund arrangement.

3    Burford Capital Quarterly Report September 2023

Capital provision assets

We subdivide our capital provision assets into two categories:

▪	“Direct”, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category. See note 3 (Supplemental cash flow data) to our condensed consolidated financial statements for additional information.
▪	“Indirect”, which includes the balance sheet’s participations in two of our private funds (i.e., the Strategic Value Fund (as defined below) and the Advantage Fund).

Claimant

The party that asserts a right or title in a legal proceeding, in particular in arbitration matters.

Claim family

A group of legal finance assets with a related underlying claim shared by a number of different claimants.

Colorado

Colorado Investments Limited, an exempted company that was established for the secondary sale of some of our entitlement in the YPF-related Petersen matter.

COLP

BCIM Credit Opportunities, LP, a private fund focused on post-settlement matters.

Complex strategies

Encompasses our activities providing capital as a principal in legal- or regulatory-related assets, often securities, debt and other financial assets, where a significant portion of the expected return arises from the outcome of legal or regulatory activity.

Consolidated funds

Certain of our private funds in which, because of our investment in and/or control of such private funds, we are required under the generally accepted accounting principles in the United States (“US GAAP”) to consolidate the minority limited partner’s interests in such private funds and include the full financial results of such private funds within our condensed consolidated financial statements. At the date of this Quarterly Report, BOF-C, the Strategic Value Fund and the Advantage Fund are consolidated funds.

Core legal finance

Provision of capital and expertise, to clients or as a principal, in connection with (i) the underlying asset value of litigation claims and the enforcement of settlements, judgments and awards, (ii) the amount paid to law firms as legal fees and expenses and (iii) the value of assets affected by litigation.

Defendant

The party against whom a civil action is brought, in particular in litigation matters.

Deployment

Funding provided for an asset, which adds to our deployed cost in such asset.

Deferred Compensation Plan

Our deferred compensation plan, under which a specified group of employees can elect to defer a portion of their compensation until future years.

Definitive commitments

Commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

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Discretionary commitments

Commitments where we are not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so.

Fair value adjustment

The amount of unrealized gain or loss recognized in our condensed consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our condensed consolidated statements of financial position.

Judgment debtor

A party against whom there is a final adverse court award.

Judgment enforcement

The activity of using legal and financial strategies to force a judgment debtor to pay an adverse award made by a court.

Legal finance

Our legal finance products and services comprise (i) core legal finance and (ii) alternative strategies.

Legal risk management

Matters where we provide some form of legal risk arrangement, such as an indemnity or insurance for adverse legal costs.

Litigation

We use the term litigation colloquially to refer to any type of matter involved in the litigation, arbitration or regulatory process and the costs and legal fees associated therewith.

Lower risk legal finance

Pre-settlement litigation assets with lower risk and lower expected returns than assets included in our core legal finance portfolio. At the date of this Quarterly Report, our lower risk legal finance activity occurs primarily in the Advantage Fund.

LTIP

The Burford Capital 2016 Long Term Incentive Plan, as amended and renewed from time to time, for the awards of RSUs (as defined below) to employees.

Monetization

The acceleration of a portion of the expected value of a litigation or arbitration matter prior to resolution of such matter, which permits a client to convert an intangible claim or award into tangible cash on a non-recourse basis.

Net realized gain or loss

The sum of realized gains and realized losses.

Non-consolidated funds

Certain of our private funds that we are not required to include within our condensed consolidated financial statements but include within Group-wide data. At the date of this Quarterly Report, (i) BCIM Partners II, LP, (ii) BCIM Partners III, LP, (iii) COLP, (iv) BOF, (v) BAIF and (vi) BAIF II and any “sidecar” funds are non-consolidated funds.

Plaintiff

The party who institutes a legal action or claim, in particular in litigation matters.

Portfolio

Includes deployed cost, net unrealized gains or losses and undrawn commitments.

Portfolio finance

Legal finance assets with multiple paths to realization, such as financing for a pool of litigation claims.

5    Burford Capital Quarterly Report September 2023

Post-settlement

Includes our financing of legal-related assets in situations where litigation has been resolved, such as financing of settlements and law firm receivables. At the date of this Quarterly Report, our post-settlement activity occurs primarily in COLP, BAIF and BAIF II.

Privileged information

Confidential information that is protected from disclosure due to the application of a legal privilege or other doctrine, including attorney work product, depending on the laws of the relevant jurisdiction.

Realization

A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

Realized gain or loss

Reflects the total amount of gain or loss generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

Respondent

The party against whom a civil action is brought, in particular in arbitration matters.

RSUs

Restricted stock units awarded to employees under the LTIP.

Single-case finance

Legal finance assets that are subject to binary legal risk, such as a single filed litigation or arbitration matter with one plaintiff or group of plaintiffs and one defendant or group of defendants.

Strategic Value Fund

BCIM Strategic Value Master Fund, LP, a private fund that deploys capital in certain complex strategies assets. Investors in the Strategic Value Fund include third-party limited partners as well as Burford’s balance sheet. Assets held by the Strategic Value Fund are recorded as capital provision-indirect assets.

Sovereign wealth fund arrangement

The agreement we have entered into with a sovereign wealth fund pursuant to which it provides funding for a portion of our legal finance assets through BOF-C.

Transfers to realizations

The amount of fair value adjustment previously recognized on a legal finance asset, which is subsequently reversed in the period when a realized gain or loss is recognized.

Unrealized gain or loss

Represents the fair value of our legal finance assets over or under their funded cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (condensed consolidated statements of operations) or cumulatively (condensed consolidated statements of financial position).

Vintage

Refers to the calendar year in which a legal finance commitment is initially made.

YPF-related assets

Refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

Burford Capital Quarterly Report September 2023    6

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of operations

($ in thousands, except share data)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenues
Capital provision income/(loss)	504,513	(22,579)	1,016,113	153,166
(Less)/Plus: Third-party interests in capital provision assets	(140,412)	11,910	(235,944)	12,128
Asset management income	1,876	1,583	5,767	7,091
Insurance income/(loss)	1,243	(347)	2,093	(2,644)
Services (loss)/income	(91)	134	(59)	523
Marketable securities income/(loss) and bank interest	1,744	(3,402)	6,359	(12,373)
Total revenues	368,873	(12,701)	794,329	157,891

Operating expenses
Compensation and benefits
Salaries and benefits	10,852	8,127	34,053	25,543
Annual incentive compensation	4,715	3,649	15,781	10,792
Share-based compensation	3,291	2,658	9,968	7,527
Legacy asset recovery incentive compensation including accruals	5,672	2,164	17,789	4,414
Long-term incentive compensation including accruals	18,601	1,255	34,146	8,006
General, administrative and other	6,276	6,055	25,089	20,790
Case-related expenditures ineligible for inclusion in asset cost	3,661	1,411	14,173	5,074
Total operating expenses	53,068	25,319	150,999	82,146

Operating income/(loss)	315,805	(38,020)	643,330	75,745

Other expenses
Finance costs	29,013	20,364	70,690	56,925
(Gain)/loss on debt extinguishment	-	(29)	-	887
Foreign currency transactions (gains)/losses	(9,811)	6,328	(21,149)	9,386
Total other expenses	19,202	26,663	49,541	67,198

Income/(loss) before income taxes	296,603	(64,683)	593,789	8,547

Benefit from/(provision for) income taxes	531	7,562	(15,550)	(10,804)
Net income/(loss)	297,134	(57,121)	578,239	(2,257)

Net income attributable to non-controlling interests	24,592	1,215	67,812	49,151
Net income/(loss) attributable to Burford Capital Limited shareholders	272,542	(58,336)	510,427	(51,408)

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	1.24	(0.27)	2.33	(0.23)
Diluted	1.22	(0.27)	2.29	(0.23)

Weighted average ordinary shares outstanding
Basic	218,934,153	218,701,464	218,838,080	218,816,325
Diluted	222,887,375	218,701,464	222,542,639	218,816,325

See accompanying notes to the condensed consolidated financial statements.

7    Burford Capital Quarterly Report September 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of comprehensive income/(LOSS)

($ in thousands)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net income/(loss)	297,134	(57,121)	578,239	(2,257)
Other comprehensive (loss)/income
Foreign currency translation adjustment	(5,864)	25,081	(33,897)	60,693
Comprehensive income/(loss)	291,270	(32,040)	544,342	58,436

Less: Comprehensive income attributable to non-controlling interests	24,592	1,215	67,812	49,151
Comprehensive income/(loss) attributable to Burford Capital Limited shareholders	266,678	(33,255)	476,530	9,285

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report September 2023    8

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of financial position

($ in thousands, except share data)

	September 30, 2023	December 31, 2022
	(unaudited)
Assets
Cash and cash equivalents	255,568	107,658
Marketable securities	107,006	136,358
Other assets	63,824	51,856
Due from settlement of capital provision assets	71,284	116,582
Capital provision assets	4,894,648	3,735,556
Goodwill	133,924	133,912
Deferred tax asset	81	6,437
Total assets	5,526,335	4,288,359

Liabilities
Debt interest payable	37,464	16,815
Other liabilities	210,381	155,673
Debt payable	1,524,078	1,252,270
Financial liabilities relating to third-party interests in capital provision assets	661,337	425,205
Deferred tax liability	55,963	51,326
Total liabilities	2,489,223	1,901,289

Commitments and contingencies (Note 13)

Shareholders' equity
Ordinary shares, no par value; unlimited shares authorized; 219,049,877 ordinary shares issued and 218,698,930 ordinary shares outstanding at September 30, 2023 and 219,049,877 ordinary shares issued and 218,581,877 ordinary shares outstanding at December 31, 2022	598,813	598,813
Additional paid-in capital	34,512	26,305
Accumulated other comprehensive income	13,152	47,049
Treasury shares of 350,947 at $12.76 cost at September 30, 2023 and 468,000 at $8.01 cost at December 31, 2022	(4,479)	(3,749)
Retained earnings	1,566,237	1,074,166
Total Burford Capital Limited equity	2,208,235	1,742,584
Non-controlling interests	828,877	644,486
Total shareholders' equity	3,037,112	2,387,070
Total liabilities and shareholders' equity	5,526,335	4,288,359

See accompanying notes to the condensed consolidated financial statements.

9    Burford Capital Quarterly Report September 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of cash flows

($ in thousands)

(unaudited)

	Nine months ended September 30,
	2023	2022
Cash flows from operating activities:
Net income	578,239	(2,257)

Adjustments to reconcile net income to net cash used in operating activities:
Capital provision income	(1,016,113)	(153,166)
(Gain)/loss on marketable securities	(2,484)	13,878
Services (loss)/income	59	(523)
Share-based compensation	6,591	5,145
Deferred tax benefit	(8,930)	(618)
Other	(8,503)	21,856
Changes in operating assets and liabilities:
Proceeds from capital provision assets	440,154	282,322
(Funding) of capital provision assets	(546,266)	(411,311)
Net proceeds from marketable securities	31,855	26,992
Net proceeds from financial liabilities at fair value through profit or loss	-	3,657
Proceeds from asset recovery fee for services	(38)	629
(Increase)/decrease in other assets	(2,169)	4,627
Increase in other liabilities	87,222	26,323
Net increase/(decrease) on financial liability relating to third-party investment	236,132	(12,140)
Net cash used in operating activities	(204,251)	(194,586)

Cash flows from investing activities:
Purchases of property and equipment	(2,957)	(170)
Net cash used in investing activities	(2,957)	(170)

Cash flows from financing activities:
Acquisition of ordinary shares not held in treasury	-	(1,395)
Acquisition of ordinary shares held in treasury	(3,759)	(3,749)
Debt issuance, net of original issue discount	394,464	357,271
Debt issuance costs	(8,453)	(7,912)
Debt extinguishment	(129,970)	(79,911)
Dividends paid on ordinary shares	(13,711)	(13,671)
Third-party net capital contributions	116,579	68,710
Net cash provided by financing activities	355,150	319,343

Net increase in cash and cash equivalents	147,942	124,587
Cash and cash equivalents at beginning of period	107,658	180,255
Effect of exchange rate changes on cash and cash equivalents	(32)	(8,102)
Cash and cash equivalents at end of period	255,568	296,740

Supplementary disclosure of cash flow information
Cash paid for debt interest	(46,861)	(36,647)
Cash received from income tax refund	446	774
Cash paid for income taxes	(5,959)	(834)

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report September 2023    10

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of changes in equity

($ in thousands, except share data)

(unaudited)

	Three months ended September 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(92,659)	598,813	(742)	31,209	1,293,729	19,016	1,942,025	794,041	2,736,066
Net income	-	-	-	-	-	272,542	-	272,542	24,592	297,134
Foreign currency translation adjustment	-	-	-	-	-	-	(5,864)	(5,864)	-	(5,864)
Acquisition of ordinary shares held in treasury	-	(261,000)	-	(3,759)	-	-	-	(3,759)	-	(3,759)
Distribution of ordinary shares held in treasury	-	2,712	-	22	(22)	-	-	-	-	-
Transfer RSU awards on vesting	-	-	-	-	34	(34)	-	-	-	-
Share-based compensation	-	-	-	-	3,291	-	-	3,291	-	3,291
Dividends paid	-	-	-	-	-	-	-	-	-	-
Net contributions	-	-	-	-	-	-	-	-	10,244	10,244
At end of period	219,049,877	(350,947)	598,813	(4,479)	34,512	1,566,237	13,152	2,208,235	828,877	3,037,112

	Three months ended September 30, 2022
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(468,000)	598,813	(3,749)	25,328	1,064,266	38,532	1,723,190	527,591	2,250,781
Net (loss)/income	-	-	-	-	-	(58,336)	-	(58,336)	1,215	(57,121)
Foreign currency translation adjustment	-	-	-	-	-	-	25,081	25,081	-	25,081
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(1,106)	-	(1,106)	-	(1,106)
Transfer RSU awards on vesting	-	-	-	-	(1,473)	1,473	-	-	-	-
Share-based compensation	-	-	-	-	2,658	-	-	2,658	-	2,658
Dividends paid	-	-	-	-	-	-	-	-	-	-
Net contributions	-	-	-	-	-	-	-	-	1,200	1,200
At end of period	219,049,877	(468,000)	598,813	(3,749)	26,513	1,006,297	63,613	1,691,487	530,006	2,221,493

See accompanying notes to the condensed consolidated financial statements.

11    Burford Capital Quarterly Report September 2023

Burford Capital Limited and subsidiaries

CONDENSED Consolidated statements of changes in equity

($ in thousands, except share data)

(unaudited)

	Nine months ended September 30, 2023
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	(468,000)	598,813	(3,749)	26,305	1,074,166	47,049	1,742,584	644,486	2,387,070
Net income	-	-	-	-	-	510,427	-	510,427	67,812	578,239
Foreign currency translation adjustment	-	-	-	-	-	-	(33,897)	(33,897)	-	(33,897)
Acquisition of ordinary shares held in treasury	-	(261,000)	-	(3,759)	-	-	-	(3,759)	-	(3,759)
Distribution of ordinary shares held in treasury	-	378,053	-	3,029	(3,029)	-	-	-	-	-
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(3,377)	-	(3,377)	-	(3,377)
Transfer RSU awards on vesting	-	-	-	-	1,268	(1,268)	-	-	-	-
Share-based compensation	-	-	-	-	9,968	-	-	9,968	-	9,968
Dividends paid	-	-	-	-	-	(13,711)	-	(13,711)	-	(13,711)
Net contributions	-	-	-	-	-	-	-	-	116,579	116,579
At end of period	219,049,877	(350,947)	598,813	(4,479)	34,512	1,566,237	13,152	2,208,235	828,877	3,037,112

	Nine months ended September 30, 2022
	Shares		Amount
							Accumulated
					Additional		other	Total Burford		Total
	Ordinary	Treasury	Ordinary	Treasury	paid-in	Retained	comprehensive	Capital Limited	Non-controlling	shareholders’
	shares	shares	shares	shares	capital	earnings	income/(loss)	equity	interests	equity
At beginning of period	219,049,877	-	598,813	-	26,366	1,067,773	2,920	1,695,872	412,145	2,108,017
Net (loss)/income	-	-	-	-	-	(51,408)	-	(51,408)	49,151	(2,257)
Foreign currency translation adjustment	-	-	-	-	-	-	60,693	60,693	-	60,693
Acquisition of ordinary shares held in treasury	-	(468,000)	-	(3,749)	-	-	-	(3,749)	-	(3,749)
Ordinary shares purchased by the Burford Capital Employee Benefit Trust	-	-	-	-	(1,395)	-	-	(1,395)	-	(1,395)
Ordinary shares distributed by the Burford Capital Employee Benefit Trust	-	-	-	-	-	(2,382)	-	(2,382)	-	(2,382)
Transfer RSU awards on vesting	-	-	-	-	(5,985)	5,985	-	-	-	-
Share-based compensation	-	-	-	-	7,527	-	-	7,527	-	7,527
Dividends paid	-	-	-	-	-	(13,671)	-	(13,671)	-	(13,671)
Net contributions	-	-	-	-	-	-	-	-	68,710	68,710
At end of period	219,049,877	(468,000)	598,813	(3,749)	26,513	1,006,297	63,613	1,691,487	530,006	2,221,493

See accompanying notes to the condensed consolidated financial statements.

Burford Capital Quarterly Report September 2023    12

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

1. Organization

Burford Capital Limited (the “Company”) and its consolidated subsidiaries (collectively with the Company, the “Group”) provide legal finance products and services and are engaged in the asset management business.

The Company was incorporated as a company limited by shares under the Companies (Guernsey) Law, 2008, as amended, on September 11, 2009. The Company has a single class of ordinary shares, which commenced trading on AIM, a market operated by the London Stock Exchange, in October 2009 and on the New York Stock Exchange in October 2020, in each case, under the symbol “BUR”. The Company’s subsidiaries have issued bonds that are traded on the Main Market of the London Stock Exchange and unregistered senior notes in private placement transactions pursuant to Rule 144A and Regulation S under the US Securities Act of 1933, as amended (the “Securities Act”).

2. Summary of significant accounting policies

Basis of presentation

The Group’s unaudited condensed consolidated interim financial statements at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 have been prepared in accordance with US GAAP and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for the fair presentation of the results for the interim period. Certain disclosures included in the Group’s consolidated financial statements at and for the year ended December 31, 2022 contained in the 2022 Annual Report have been condensed in, or omitted from, the Group’s unaudited condensed consolidated interim financial statements at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 contained in this Quarterly Report. The Group’s unaudited condensed consolidated interim financial statements at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 should be read in conjunction with the Group’s audited consolidated financial statements and the accompanying notes thereto contained in the 2022 Annual Report. The results at and for the three and nine months ended September 30, 2023 and 2022 are not necessarily indicative of the results for the full year.

Use of estimates

The preparation of the Group’s condensed consolidated financial statements requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements, the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Such estimates include, among others, the valuation of capital provision assets, which requires the use of Level 3 valuation inputs, and other financial instruments, the measurement of deferred tax balances (including valuation allowances) and the accounting for goodwill. Actual results could differ from those estimates, and such differences could be material.

Consolidation

The condensed consolidated financial statements include the accounts of (i) the Company, (ii) its wholly owned or majority owned subsidiaries, (iii) the consolidated entities that are considered to be variable interest entities (“VIEs”) and for which the Company is considered the primary beneficiary and (iv) certain entities that are not considered VIEs but that the Company controls through a majority voting interest.

In connection with private funds and other related entities where the Group does not own 100% of the relevant entity, the Group makes judgments about whether it is required to consolidate such entities by applying the factors set forth in US GAAP for VIEs or voting interest entities under Accounting Standards Codification (“ASC”) 810—Consolidation.

VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, (ii) have equity investors that (A) do not have the ability to make significant decisions relating to the entity’s operations through voting rights, (B) do not have the obligation to absorb the expected losses or (C) do not have the right to receive the residual returns of the entity or (iii) have equity investors’ voting rights that are not proportional to the economics, and substantially all of the activities of the entity either involve or are conducted on behalf of an investor that has disproportionately few voting rights. An entity is deemed to be the primary beneficiary of the VIE if such entity has both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the right to receive benefits from the VIE or the obligation to absorb losses of the VIE that could be significant to the VIE.

13    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

In determining whether the Group is the primary beneficiary of a VIE, the Group considers both qualitative and quantitative factors regarding the nature, size and form of its involvement with the VIE, such as its role establishing the VIE and its ongoing rights and responsibilities, the design of the VIE, its economic interests, servicing fees and servicing responsibilities and certain other factors. The Group performs ongoing reassessments to evaluate whether changes in the entity’s capital structure or changes in the nature of the Group’s involvement with the entity result in a change to the VIE designation or a change to the Group’s consolidation conclusion.

The most significant judgments relate to the assessment of the Group’s exposure or rights to variable returns in Burford Opportunity Fund C LP (“BOF-C”), BCIM Strategic Value Master Fund, LP (the “Strategic Value Fund”), Burford Advantage Master Fund LP (the “Advantage Fund”) and Colorado Investments Limited (“Colorado”). The Group has assessed that its economic interest in the income generated from BOF-C and its investment as a limited partner in the Strategic Value Fund and the Advantage Fund, coupled with its power over the relevant activities as the fund manager, require the consolidation of BOF-C, the Strategic Value Fund and the Advantage Fund in the condensed consolidated financial statements. Similarly, the Group has assessed that its shareholding in Colorado, coupled with its power over the relevant activities of Colorado through contractual agreements, require the consolidation of Colorado in the condensed consolidated financial statements.

The Group is deemed to have a controlling financial interest in VIEs in which it is the primary beneficiary and in other entities in which it owns more than 50% of the outstanding voting shares and other shareholders do not have substantive rights to participate in management. The assets of these consolidated VIEs are not available to the Company, and the creditors of these consolidated VIEs do not have recourse to the Company.

For entities the Group controls but does not wholly own, the Group generally records a non-controlling interest within shareholders’ equity for the portion of the entity’s equity attributed to the non-controlling ownership interests. Accordingly, third-party share of net income or loss relating to non-controlling interests in consolidated entities is treated as a reduction or increase, respectively, of net income or loss in the condensed consolidated statements of operations. With respect to Colorado, an entity the Group controls but does not wholly own, the Group records a financial liability within financial liabilities relating to third-party interests in capital provision assets for the portion of Colorado’s equity held by third parties. The third-party share of income or loss is included in third-party interests in capital provision assets in the condensed consolidated statements of operations. All significant intercompany balances, transactions and unrealized gains and losses on such transactions are eliminated in consolidation.

Third-party interests in capital provision assets

Third-party interests in capital provision assets include the financial liability relating to the third-party interests in Colorado as well as financial liabilities relating to third-party interests resulting from capital provision asset subparticipations recognized at fair value. Colorado holds a single financial asset and does not have any other business activity. Accordingly, Colorado does not meet the definition of a business, and the third-party interest in the entity is accounted for as a collateralized borrowing rather than a non-controlling interest in shareholders’ equity. Amounts included in the condensed consolidated statements of financial position represent the fair value of the third-party interests in the related capital provision assets, and the amounts included in the condensed consolidated statements of operations represent the third-party share of any gain or loss during the reporting period. Gains in the underlying capital provision asset result in increased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and negative adjustments in the condensed consolidated statement of operations, presented as “(Less): Third-party interests in capital provision assets”. Conversely, losses in the underlying capital provision asset result in decreased financial liabilities to third-party interests in capital provision assets in the condensed consolidated statement of financial position and positive adjustments in the condensed consolidated statement of operations, presented as “Plus: Third-party interests in capital provision assets”.

During the three and nine months ended September 30, 2023, the Group has renamed the line item in the condensed consolidated statements of operations from “Gain/(loss) relating to third-party interests in capital provision assets” to “Plus/(Less): Third-party interests in capital provision assets” and has changed the order to include this line item directly beneath the line item “Capital provision income”.

Burford Capital Quarterly Report September 2023    14

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Fair value of financial instruments

The Group’s capital provision assets meet the definition of a financial instrument under ASC 825—Financial instruments. Single case, portfolio, portfolio with equity risk and legal risk management capital provision assets meet the definition of a derivative instrument under ASC 815—Derivatives and hedging and are accounted for at fair value.

The Group has elected the fair value option for the Group’s equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Such election is irrevocable and is applied to financial instruments on an individual basis at initial recognition.

Financial instruments are recorded at fair value. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions.

Fair value hierarchy

US GAAP establishes a hierarchical disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of financial instrument, the characteristics specific to the financial instrument and the state of the marketplace, including the existence and transparency of transactions between market participants. Financial instruments with readily available quoted prices in active markets generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Financial instruments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values as follows:

▪	Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date
▪	Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
▪	Level 3—unobservable inputs for the asset or liability

All transfers into and out of these levels are recognized as if they have taken place at the beginning of each reporting period.

Valuation processes

The Group’s senior professionals are responsible for developing the policies and procedures for fair value measurement of assets and liabilities. Following origination and at each reporting date, the movements in the values of assets and liabilities are required to be reassessed in accordance with the Group’s accounting policies. For this analysis, the reasonableness of material estimates and assumptions underlying the valuation are discussed and the major inputs applied are verified by comparing the information in the valuation computation to contracts, asset status and progress information and other relevant documents.

Valuation methodology for Level 1 assets and liabilities

Level 1 assets and liabilities are comprised of listed instruments, including equities, fixed income securities and investment funds. All Level 1 assets and liabilities are valued at the quoted market price at the reporting date.

Valuation methodology for Level 2 assets and liabilities

Level 2 assets and liabilities are comprised of debt and equity securities that are not actively traded and are valued at the last quoted or traded price at the reporting date, provided there is evidence that the price is not assessed as significantly stale so as to warrant a Level 3 classification.

Valuation methodology for Level 3 assets and liabilities

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

15    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

The methods and procedures to determine fair value of assets and liabilities may include, among others, (i) obtaining information provided by third parties when available, (ii) obtaining valuation-related information from the issuers or counterparties (or their respective advisors), (iii) performing comparisons of comparable or similar assets or liabilities, as applicable, (iv) calculating the present value of future cash flows, (v) assessing other analytical data and information relating to the asset or liability, as applicable, that is an indication of value, (vi) evaluating financial information provided by or otherwise available with respect to the counterparties or other relevant entities and (vii) entering into a market transaction with an arm’s-length counterparty.

The material estimates and assumptions used in the analyses of fair value include the status and risk profile of the underlying asset or liability and, as applicable, the timing and expected amount of cash flows based on the structure and agreement of the asset or liability, the appropriateness of any discount rates used and the timing of, and estimated minimum proceeds from, a favorable outcome. Discount rates and a discounted cash flow basis for estimating fair value are applied to assets and liabilities measured at fair value, as applicable, most notably the Group’s capital provision assets. Significant judgment and estimation go into the assumptions that underlie the analyses, and the actual values realized with respect to assets or liabilities, as applicable, could be materially different from values obtained based on the use of those estimates.

Capital provision assets are fair valued using an income approach. The income approach estimates fair value based on the Group’s estimated, risk-adjusted future cash flows, using a discount rate to reflect the funding risk of deploying capital for funding capital provision assets. The income approach requires management to make a series of assumptions, such as discount rate, the timing and amount of both expected cash inflows and additional fundings and a risk-adjustment factor reflecting the uncertainty inherent in the cash flows primarily driven by litigation risk, which changes as a result of observable litigation events. These assumptions are considered Level 3 inputs.

A cash flow forecast is developed for each capital provision asset based on the anticipated funding commitments, damages or settlement estimates and the Group’s contractual entitlement. Cash flow forecasts incorporate management’s assumptions related to creditworthiness of the counterparty and collectability. In cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars.

Capital provision assets are recorded at initial fair value, which is equivalent to the initial transaction price for a given capital provision asset, based on an assessment that it is an arm’s-length transaction between independent third parties and an orderly transaction between market participants. Using the cash flow forecast and a discount rate, an appropriate risk-adjustment factor is calculated to be applied to the forecast cash inflows to calibrate the valuation model to the initial transaction price. Each reporting period, the cash flow forecast is updated based on the best available information on damages or settlement estimates and it is determined whether there has been an objective event in the underlying litigation process, which would change the litigation risk and thus the risk-adjustment factor associated with the capital provision asset. The risk-adjustment factor as adjusted for any objective events in the underlying litigation process is referred to as the adjusted risk premium. For example, assume the risk premium at inception is calculated to be 65%, which is held constant until there is a milestone event. Assuming there is a favorable trial court ruling one year later for which the applicable milestone factor is 50%, then the risk premium would be adjusted to 32.5%, effectively releasing 50% of the original 65% risk premium haircut that was applied. Conversely, assuming there is a negative event one year later for which the applicable milestone factor is (50)%, then the risk premium would be adjusted to 82.5%, effectively closing the gap between the original risk premium of 65% and 100% by 50%. These objective events could include, among others:

▪	A significant positive ruling or other objective event prior to any trial court judgment
▪	A favorable trial court judgment
▪	A favorable judgment on the first appeal
▪	The exhaustion of as-of-right appeals
▪	In arbitration cases, where there are limited opportunities for appeal, issuance of a tribunal award
▪	An objective negative event at various stages in the litigation process

Burford Capital Quarterly Report September 2023    16

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Each reporting period, the updated risk-adjusted cash flow forecast is discounted at the then current discount rate to measure fair value. See note 10 (Fair value of assets and liabilities) for additional information.

In a small number of instances, the Group has the benefit of a secondary sale of a portion of an asset or liability. When this occurs, the market evidence is factored into the valuation process to maximize the use of relevant observable inputs. Secondary sales are evaluated for relevance, including whether such transactions are orderly, and weight is attributed to the market price accordingly, which may include calibrating the valuation model to observed market price.

Recently issued or adopted accounting pronouncements

There have been no recently issued or adopted accounting pronouncements that had or are expected to have a material impact on the condensed consolidated financial statements.

3. Supplemental cash flow data

The tables below set forth supplemental information with respect to the cash inflows and outflows for capital provision-direct and capital provision-indirect assets for the nine months ended September 30, 2023 and 2022.

	Nine months ended September 30, 2023
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	380,935	59,219	440,154
Increase in payable for capital provision assets	6,564	-	6,564
Funding of capital provision assets	(401,215)	(145,051)	(546,266)

	Nine months ended September 30, 2022
	Capital provision-	Capital provision-
($ in thousands)	direct assets	indirect assets	Total
Proceeds from capital provision assets	247,326	34,996	282,322
Increase in payable for capital provision assets	-	-	-
Funding of capital provision assets	(381,482)	(29,829)	(411,311)

Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C.

Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. For the nine months ended September 30, 2023, activity in the capital provision-indirect assets related primarily to those assets held through the Advantage Fund.

4. Income taxes

The Company qualifies for exemption from income tax in Guernsey under the Income Tax (Exempt Bodies) (Guernsey) Ordinance, 1989, as amended. This exemption has to be applied for annually and has been applied for, and granted, with respect to the year ending December 31, 2023.

The Company’s operating subsidiaries in Australia, Ireland, Singapore, the United Kingdom and the United States are subject to taxation in such jurisdictions as determined in accordance with relevant tax legislation. In certain cases, an operating subsidiary of the Company may elect a transaction structure that could be subject to income tax in a country related to the transaction creating the capital provision asset.

The effective tax rates were 0% and (12)% for the three months ended September 30, 2023 and 2022, respectively, and 3% and 126% for the nine months ended September 30, 2023 and 2022, respectively. The variability in the effective tax rate from period to period reflects the differing realization of income and losses, and the differing tax rates at which such income and losses are taxed, in Guernsey and other jurisdictions. During the three and nine months ended September 30, 2023, a substantial portion of income was recognized in low tax jurisdictions. Another significant factor in the determination of the effective tax rate is the change in the valuation allowance for the deferred tax asset arising from currently nondeductible interest expense.

17    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

The table below sets forth the gross deferred tax assets and liabilities, valuation allowance and net deferred tax liabilities at September 30, 2023 and December 31, 2022.

($ in thousands)	September 30, 2023	December 31, 2022
Gross deferred tax assets	53,632	39,964
Gross deferred tax liabilities	(84,604)	(67,989)
Valuation allowance	(24,910)	(16,864)
Net deferred tax liabilities	(55,882)	(44,889)

The valuation allowance primarily relates to foreign net operating loss carryforwards, interest expense and other deferred tax assets. The Company has performed an assessment of positive and negative evidence, including the nature, frequency and severity of cumulative financial reporting losses in recent years, the future reversal of existing temporary differences, predictability of future taxable income exclusive of reversing temporary differences of the character necessary to realize the tax assets, relevant carryforward periods, taxable income in carryback periods if carryback is permitted under tax law and prudent and feasible tax planning strategies that would be implemented, if necessary, to protect against the loss of the deferred tax assets that would otherwise expire. Although realization is not assured, based on the Company’s assessment, the Company has concluded that it is more likely than not that the remaining gross deferred tax assets will be realized and, as such, no additional valuation allowance has been provided.

5. Segment reporting

There are two reportable segments, which reflects how the chief operating decision maker allocates resources and assesses performance: (i) capital provision, which comprises provision of capital to the legal industry or in connection with legal matters, both directly and through investment in the Group’s private funds; and (ii) asset management and other services, which includes the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The tables below set forth certain information with respect to the Group’s reportable segments for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	324,995	-	-	324,995	179,518	504,513
(Less): Third-party interests in capital provision assets	-	-	-	-	(140,412)	(140,412)
Asset management income*	-	16,141	-	16,141	(14,265)	1,876
Insurance income*	-	1,243	-	1,243	-	1,243
Services (loss)*	-	(91)	-	(91)	-	(91)
Marketable securities income and bank interest	-	-	1,725	1,725	19	1,744
Total revenues	324,995	17,293	1,725	344,013	24,860	368,873

Operating expenses	42,422	5,783	4,596	52,801	267	53,068

Other expenses
Finance costs	28,493	403	117	29,013	-	29,013
Foreign currency transactions (gains)	-	-	(9,812)	(9,812)	1	(9,811)
Total other expenses/(income)	28,493	403	(9,695)	19,201	1	19,202

Income before income taxes	254,080	11,107	6,824	272,011	24,592	296,603
*Includes the following revenue from contracts with customers for services transferred over time	-	17,293	-	17,293	(14,265)	3,028

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Quarterly Report September 2023    18

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Three months ended September 30, 2022
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision (loss)	(15,335)	-	-	(15,335)	(7,244)	(22,579)
Plus: Third-party interests in capital provision assets	-	-	-	-	11,910	11,910
Asset management income*	-	4,559	-	4,559	(2,976)	1,583
Insurance (loss)*	-	(347)	-	(347)	-	(347)
Services income*	-	134	-	134	-	134
Marketable securities (loss) and bank interest	-	-	(3,234)	(3,234)	(168)	(3,402)
Total revenues	(15,335)	4,346	(3,234)	(14,223)	1,522	(12,701)

Operating expenses	19,726	2,147	3,243	25,116	203	25,319

Other expenses
Finance costs	18,760	605	999	20,364	-	20,364
Loss on debt extinguishment	(21)	1	(9)	(29)	-	(29)
Foreign currency transactions losses	-	-	6,224	6,224	104	6,328
Total other expenses	18,739	606	7,214	26,559	104	26,663

(Loss)/income before income taxes	(53,800)	1,593	(13,691)	(65,898)	1,215	(64,683)
*Includes the following revenue from contracts with customers for services transferred over time	-	4,346	-	4,346	(2,976)	1,370

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

	Nine months ended September 30, 2023
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	676,402	-	-	676,402	339,711	1,016,113
(Less): Third-party interests in capital provision assets	-	-	-	-	(235,944)	(235,944)
Asset management income*	-	41,182	-	41,182	(35,415)	5,767
Insurance income*	-	2,093	-	2,093	-	2,093
Services (loss)*	-	(59)	-	(59)	-	(59)
Marketable securities income and bank interest		-	6,309	6,309	50	6,359
Total revenues	676,402	43,216	6,309	725,927	68,402	794,329

Operating expenses	115,643	19,354	15,380	150,377	622	150,999

Other expenses
Finance costs	67,289	1,296	2,105	70,690	-	70,690
Foreign currency transactions (gains)	-	-	(21,117)	(21,117)	(32)	(21,149)
Total other expenses/(income)	67,289	1,296	(19,012)	49,573	(32)	49,541

Income before income taxes	493,470	22,566	9,941	525,977	67,812	593,789
*Includes the following revenue from contracts with customers for services transferred over time	-	43,216	-	43,216	(35,415)	7,801

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

19    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Nine months ended September 30, 2022
					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Capital provision income	80,442	-	-	80,442	72,724	153,166
Plus: Third-party interests in capital provision assets	-	-	-	-	12,128	12,128
Asset management income*	-	41,322	-	41,322	(34,231)	7,091
Insurance (loss)*	-	(2,644)	-	(2,644)	-	(2,644)
Services income*	-	523	-	523	-	523
Marketable securities (loss)/income and bank interest	-	-	(12,211)	(12,211)	(162)	(12,373)
Total revenues	80,442	39,201	(12,211)	107,432	50,459	157,891

Operating expenses	49,239	12,629	19,077	80,945	1,201	82,146

Other expenses
Finance costs	51,793	1,443	3,689	56,925	-	56,925
Loss on debt extinguishment	807	22	58	887	-	887
Foreign currency transactions losses	-	-	9,279	9,279	107	9,386
Total other expenses	52,600	1,465	13,026	67,091	107	67,198

(Loss)/income before income taxes	(21,397)	25,107	(44,314)	(40,604)	49,151	8,547
*Includes the following revenue from contracts with customers for services transferred over time	-	39,201	-	39,201	(34,231)	4,970

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

The table below sets forth the Group’s total assets by reportable segment at September 30, 2023 and December 31, 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests(1)	consolidated
Total assets at September 30, 2023	3,841,509	74,006	120,151	4,035,666	1,490,669	5,526,335
Total assets at December 31, 2022	2,970,841	97,863	149,722	3,218,426	1,069,933	4,288,359

1.	Adjusted for third-party interests in non-wholly owned consolidated entities, which included BOF-C, the Strategic Value Fund, the Advantage Fund, Colorado and several other entities in which the Company holds investments and there is a third-party partner in, or owner of, those entities.

Burford Capital Quarterly Report September 2023    20

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

6. Capital provision assets

Capital provision assets are financial instruments that relate to the provision of capital in connection with legal finance. Capital provision-direct assets represent those assets for which the Group has provided financing directly to a client or to fund a principal position in a legal finance asset. BOF-C is included in capital provision-direct assets because the Group does not invest any capital in BOF-C. Capital provision-indirect assets represent those assets for which the Group’s capital is provided through a private fund as a limited partner contribution. At September 30, 2023, the Group’s increase in deployments in capital provision-indirect assets was solely through the Advantage Fund.

The table below sets forth the changes in capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

At beginning of period	4,407,888	3,397,504	3,735,556	3,117,263
Deployments	101,947	207,569	546,266	411,311
Realizations	(108,737)	(168,569)	(394,633)	(257,015)
Income for the period	501,611	(10,934)	1,009,368	168,531
Foreign exchange (losses)	(8,061)	(11,470)	(1,909)	(25,990)
At end of period	4,894,648	3,414,100	4,894,648	3,414,100

Capital provision-direct assets	4,668,827	3,390,589	4,668,827	3,390,589
Capital provision-indirect assets	225,821	23,511	225,821	23,511
Total capital provision assets	4,894,648	3,414,100	4,894,648	3,414,100

Unrealized fair value at end of period	2,525,576	1,605,875	2,525,576	1,605,875

The table below sets forth the components of the capital provision income for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

Realized gains relative to cost	37,566	51,769	171,331	85,809
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	464,045	(62,703)	838,037	82,722
Income on capital provision assets	501,611	(10,934)	1,009,368	168,531
Interest and other income	-	763	-	2,651
Foreign exchange gains/(losses)	2,902	(4,735)	6,746	(10,343)
Net loss on due from settlement of capital provision assets	-	(11,330)	(1)	(11,330)
Gain on financial liabilities at fair value through profit and loss	-	3,657	-	3,657
Total capital provision income as reported on the condensed consolidated statements of operations	504,513	(22,579)	1,016,113	153,166

Exchange differences arising from capital provision assets denominated in a currency other than the functional currency of the entity in which such capital provision assets are held are recognized in capital provision income in the condensed consolidated statements of operations. All other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in other comprehensive income in the condensed consolidated statements of comprehensive income. The currency of the primary economic environment in which the Group’s entity operates is referred to as the “functional currency” of the Group’s entity.

On a consolidated basis, the capital provision-indirect assets represent equity securities and related claims in the Strategic Value Fund and legal finance assets in the Advantage Fund.

21    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

7. Due from settlement of capital provision assets

Amounts due from settlement of capital provision assets relate to the realization of capital provision assets that have successfully concluded and where there is no longer any litigation risk remaining. The settlement terms and timing of realizations vary by capital provision asset. The majority of settlement balances are received shortly after the respective period ends in which the capital provision assets have concluded, and all settlement balances are generally expected to be received within 12 months after the capital provision assets have concluded.

The table below sets forth the changes in due from settlement of capital provision assets and the breakdown between current and non-current due from settlement of capital provision assets at the beginning and end of the relevant reporting periods.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022
At beginning of period	94,391	67,921	116,582	86,311
Transfer of realizations from capital provision assets	108,737	168,569	394,633	257,015
Realized loss(1)	-	-	(11,330)	-
Unrealized loss on due from settlement of capital provision assets, net of previously recognized unrealized loss transferred to realized loss	-	(11,330)	11,329	(11,330)
Interest and other income	-	763	-	2,651
Proceeds from capital provision assets	(132,147)	(173,781)	(440,154)	(282,322)
Foreign exchange gains/(losses)	303	(263)	224	(446)
At end of period	71,284	51,879	71,284	51,879

Current assets	66,114	48,129	66,114	48,129
Non-current assets	5,170	3,750	5,170	3,750
Total due from settlement of capital provision assets	71,284	51,879	71,284	51,879
1.	The $11.3 million realized loss represents the realization of a previously recorded $11.3 million unrealized loss as described in the 2022 Annual Report. The net impact for the three and nine months ended September 30, 2023 is $1,000 reported as net loss on due from settlement of capital provision assets in note 6 (Capital provision assets).

8. Asset management income

The Group receives regular management fees from its private funds, calculated as a percentage of capital committed to assets by the private fund or as a percentage of the outstanding capital deployed to assets by the private fund, depending on the private fund. In addition, the Group receives performance fees from its private funds. The Group’s private funds (other than BOF-C, the Strategic Value Fund and the Advantage Fund) use a so-called “European” structure for the payment of performance fees, whereby the manager is not paid any performance fees until private fund investors have had their entire capital investment repaid. This contrasts with a so-called “American” structure for the payment of performance fees, whereby the performance fees are paid on profitable resolutions as they occur. The impact of the “European” structure is to delay the receipt of the performance fees. As a result, while many of the private funds’ assets have already successfully and profitably concluded, few of the related performance fees have been paid to the Group. Performance fees are recognized when a reliable estimate of the performance fee can be made, and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

The table below sets forth the components of the asset management income for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022
Management fee income	1,876	1,583	5,767	5,296
Performance fee income	-	-	-	1,795
Total asset management income	1,876	1,583	5,767	7,091

Burford Capital Quarterly Report September 2023    22

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

9. Debt

The table below sets forth certain information with respect to the Group’s debt securities outstanding at September 30, 2023 and December 31, 2022. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2207 and $1.2039 at September 30, 2023 and December 31, 2022, respectively.

	USD	Outstanding at		Carrying value (at amortized cost) at		Fair value(1) at
	equivalent	September 30,	September 30,
	face value	2023 (in local	2023	September 30,	December 31,	September 30,	December 31,
($ in thousands)	at issuance	currency)	(in USD)	2023	2022	2023	2022
Burford Capital PLC
6.125% Bonds due 2024	$ 144,020	£-	$ -	$ -	$ 119,993	$ -	$ 116,381
5.000% Bonds due 2026	$ 225,803	£175,000	$ 213,623	$ 212,625	$ 209,466	$ 199,310	$ 186,186

Burford Capital Finance LLC
6.125% Bonds due 2025	$ 180,000	$ 180,000	$ 180,000	$ 179,344	$ 179,080	$ 173,511	$ 164,594

Burford Capital Global Finance LLC
6.250% Senior Notes due 2028	$ 400,000	$ 400,000	$ 400,000	$ 394,361	$ 393,430	$ 370,496	$ 358,608
6.875% Senior Notes due 2030	$ 360,000	$ 360,000	$ 360,000	$ 351,300	$ 350,301	$ 332,132	$ 321,314
9.250% Senior Notes due 2031	$ 400,000	$ 400,000	$ 400,000	$ 386,448	$ -	$ 405,164	$ -
Total debt			$ 1,553,623	$ 1,524,078	$ 1,252,270	$ 1,480,613	$ 1,147,083
1.	The Group’s outstanding indebtedness is held at amortized cost in the condensed consolidated financial statements and these values represent the fair value equivalent amounts. The Group’s debt securities are classified as Level 2 within the fair value hierarchy.

The table below sets forth unamortized issuance costs of the outstanding indebtedness at September 30, 2023 and December 31, 2022.

($ in thousands)	September 30, 2023	December 31, 2022
6.125% Bonds due 2024	-	397
6.125% Bonds due 2025	656	920
5.000% Bonds due 2026	997	1,216
6.250% Senior Notes due 2028	5,639	6,570
6.875% Senior Notes due 2030	6,470	7,212
9.250% Senior Notes due 2031	8,189	-

The table below sets forth the components of total finance costs of the outstanding indebtedness for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022
Debt interest expense	27,464	19,503	67,410	54,513
Debt issuance costs incurred as finance costs	1,549	861	3,280	2,412
Total finance costs	29,013	20,364	70,690	56,925

Description of debt securities

All of the Group’s outstanding debt securities have a fixed interest rate payable semi-annually in arrears and are unsecured, unsubordinated obligations of the respective issuer that are fully and unconditionally guaranteed by the Company and certain of its wholly owned indirect subsidiaries.

At September 30, 2023, the Group was in compliance with the covenants set forth in the respective agreements governing its debt securities.

The Company is required to provide certain information pursuant to the indentures governing the 6.250% Senior Notes due 2028 (the “2028 Notes”), the 6.875% Senior Notes due 2030 (the “2030 Notes”) and the 9.250% Senior Notes due 2031 (the “2031 Notes”). The tables below set forth the total assets and third-party indebtedness at September 30, 2023 and December 31, 2022 and total revenues for the three and nine months ended September 30, 2023 and 2022, in each case, of (i) the Company and its Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) the Company’s

23    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

($ in thousands)	September 30, 2023	December 31, 2022
Company and its Restricted Subsidiaries
Total assets	4,712,645	3,643,013
Third-party indebtedness	1,553,623	1,271,073

Unrestricted Subsidiaries
Total assets	813,690	645,346
Third-party indebtedness	-	-

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

Company and its Restricted Subsidiaries
Total revenues	343,383	(9,984)	724,806	111,870

Unrestricted Subsidiaries
Total revenues	25,490	(2,717)	69,523	46,021

Redemption of 2024 Bonds

On July 12, 2023, Burford Capital PLC redeemed in full the aggregate outstanding principal amount of the 6.125% bonds due 2024 (the “2024 Bonds”) at a redemption price of 100.000% per £100 principal amount of the 2024 Bonds, plus accrued but unpaid interest on the 2024 Bonds up to (but excluding) the redemption date.

Issuance of 2031 Notes

On June 26, 2023, Burford Capital Global Finance LLC issued $400 million aggregate principal amount of 9.250% Senior Notes due 2031. The 2031 Notes bear interest at a rate of 9.250% per annum, payable semi-annually in arrears on July 1 and January 1 of each year. The 2031 Notes were issued under an indenture by and among Burford Capital Global Finance LLC, as issuer, Burford Capital Limited, as parent guarantor, the other guarantors party thereto from time to time and U.S. Bank Trust Company, National Association, as trustee. The 2031 Notes are governed by the laws of the State of New York.

Burford Capital Quarterly Report September 2023    24

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

10. Fair value of assets and liabilities

The tables below set forth the fair value of financial instruments grouped by the fair value level at September 30, 2023 and December 31, 2022.

	September 30, 2023
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	861,076	861,076
Portfolio	-	-	2,848,625	2,848,625
Portfolio with equity risk	-	-	122,152	122,152
Legal risk management	-	-	3,834	3,834
Non-derivative financial assets
Joint ventures and equity method investments	-	-	172,301	172,301
Single case with equity risk	10,428	-	-	10,428
Assets of consolidated investment companies
Core legal finance (BOF-C)	11,723	-	638,688	650,411
Lower risk legal finance (Advantage Fund)	-	-	225,821	225,821
Due from settlement of capital provision assets	-	-	71,284	71,284
Marketable securities
Asset-backed securities	-	20,931	-	20,931
Corporate bonds	-	56,267	-	56,267
Mutual funds	5,866	-	-	5,866
US treasuries and commercial paper	13,387	-	-	13,387
Foreign government bonds	-	10,555	-	10,555
Total assets	41,404	87,753	4,943,781	5,072,938

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	661,337	661,337
Total liabilities	-	-	661,337	661,337
Net total	41,404	87,753	4,282,444	4,411,601

25    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	December 31, 2022
($ in thousands)	Level 1	Level 2	Level 3	Total
Assets:
Capital provision assets
Derivative financial assets
Single case	-	-	792,745	792,745
Portfolio	-	-	2,022,406	2,022,406
Portfolio with equity risk	-	-	99,406	99,406
Legal risk management	-	-	3,201	3,201
Non-derivative financial assets
Joint ventures and equity method investments	-	-	159,225	159,225
Single case with equity risk	8,745	-	-	8,745
Assets of consolidated investment companies
Complex strategies (Strategic Value Fund)	-	-	12,657	12,657
Core legal finance (BOF-C)	10,000	-	526,575	536,575
Lower risk legal finance (Advantage Fund)	-	-	100,596	100,596
Due from settlement of capital provision assets	-	-	116,582	116,582
Marketable securities
Asset-backed securities	-	32,933	-	32,933
Corporate bonds	-	79,899	-	79,899
Mutual funds	6,033	-	-	6,033
US treasuries and commercial paper	14,806	-	-	14,806
Foreign government bonds	-	2,687	-	2,687
Total assets	39,584	115,519	3,833,393	3,988,496

Liabilities:
Financial liabilities relating to third-party interests in capital provision assets	-	-	425,205	425,205
Total liabilities	-	-	425,205	425,205
Net total	39,584	115,519	3,408,188	3,563,291

The Group has elected the fair value option for the Group’s equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets to provide a consistent fair value measurement approach for all capital provision related activity. Realized gains and losses, unrealized gains and losses and interest and dividend income on these assets are recognized as income/ (loss) and presented in the condensed consolidated statements of operations when they are earned.

The key risk and sensitivity across all the capital provision assets relate to the underlying litigation associated with each case that is underwritten and financed. The sensitivity to this Level 3 input is therefore considered to be similar across the different types of capital provision assets and is expressed as a portfolio-wide stress.

Burford Capital Quarterly Report September 2023    26

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Movements in Level 3 fair value assets and liabilities

The tables below set forth the analysis of the movements in the Level 3 financial assets and liabilities for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	836,494	-	(403)	24,470	(49,312)	55,271	(5,444)	861,076
Portfolio	2,448,797	-	403	32,127	(28,516)	400,872	(5,058)	2,848,625
Portfolio with equity risk	122,227	-	-	61	-	(136)	-	122,152
Legal risk management	3,695	-	-	-	(944)	152	931	3,834
Joint ventures and equity method investments	164,850	-	-	989	(3,765)	8,192	2,035	172,301
Complex strategies (Strategic Value Fund)	12,657	-	-	-	(15,000)	2,343	-	-
Core legal finance (BOF-C)	610,254	-	-	12,042	(6,625)	23,017	-	638,688
Lower risk legal finance (Advantage Fund)	187,788	-	-	32,258	(4,575)	10,350	-	225,821
Total capital provision assets	4,386,762	-	-	101,947	(108,737)	500,061	(7,536)	4,872,497
Due from settlement of capital provision assets	94,391	-	-	108,737	(132,147)	-	303	71,284
Total Level 3 assets	4,481,153	-	-	210,684	(240,884)	500,061	(7,233)	4,943,781

Financial liabilities relating to third-party interests in capital provision assets	520,735	-	-	190	-	140,412	-	661,337
Total Level 3 liabilities	520,735	-	-	190	-	140,412	-	661,337

	Three months ended September 30, 2022
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	701,385	-	(1,916)	47,816	(12,021)	(4,042)	(4,329)	726,893
Portfolio	1,835,260	-	1,916	103,982	(10,170)	(36,393)	(1,998)	1,892,597
Portfolio with equity risk	208,715	-	-	91	(96,553)	21,516	-	133,769
Legal risk management	3,016	-	-	-	-	71	6	3,093
Joint ventures and equity method investments	153,392	-	-	1,097	(159)	(3,342)	(3,487)	147,501
Complex strategies (Strategic Value Fund)	12,657	-	-	(184)	184	-	-	12,657
Core legal finance (BOF-C)	449,195	-	-	42,873	(41,321)	13,809	41	464,597
Lower risk legal finance (Advantage Fund)	10,086	-	-	9,429	(8,529)	(132)	-	10,854
Other	-	-	-	-	-	1,138	-	1,138
Total capital provision assets	3,373,706	-	-	205,104	(168,569)	(7,375)	(9,767)	3,393,099
Due from settlement of capital provision assets	67,921	-	-	168,569	(173,781)	(10,567)	(263)	51,879
Total Level 3 assets	3,441,627	-	-	373,673	(342,350)	(17,942)	(10,030)	3,444,978

Financial liabilities relating to third-party interests in capital provision assets	424,507	-	-	-	-	(11,910)	-	412,597
Total Level 3 liabilities	424,507	-	-	-	-	(11,910)	-	412,597

27    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

	Nine months ended September 30, 2023
			Transfers				Foreign	At
	At beginning	Transfers	between			Income for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	792,745	-	(403)	82,980	(179,714)	169,350	(3,882)	861,076
Portfolio	2,022,406	-	403	218,060	(86,635)	697,339	(2,948)	2,848,625
Portfolio with equity risk	99,406	-	-	240	-	22,506	-	122,152
Legal risk management	3,201	-	-	-	(944)	588	989	3,834
Joint ventures and equity method investments	159,225	-	-	5,282	(15,532)	19,522	3,804	172,301
Complex strategies (Strategic Value Fund)	12,657	-	-	-	(15,000)	2,343	-	-
Core legal finance (BOF-C)	526,575	-	-	94,652	(52,589)	70,050	-	638,688
Lower risk legal finance (Advantage Fund)	100,596	-	-	145,052	(44,219)	24,392	-	225,821
Total capital provision assets	3,716,811	-	-	546,266	(394,633)	1,006,090	(2,037)	4,872,497
Due from settlement of capital provision assets	116,582	-	-	394,633	(440,154)	(1)	224	71,284
Total Level 3 assets	3,833,393	-	-	940,899	(834,787)	1,006,089	(1,813)	4,943,781

Financial liabilities relating to third-party interests in capital provision assets	425,205	-	-	387	(199)	235,944	-	661,337
Total Level 3 liabilities	425,205	-	-	387	(199)	235,944	-	661,337

	Nine months ended September 30, 2022

			Transfers			Income/	Foreign	At
	At beginning	Transfers	between			(loss) for	exchange	end of
($ in thousands)	of period	into Level 3	types	Deployments	Realizations	the period	gains/(losses)	period
Single case	655,674	-	(1,916)	103,751	(29,566)	9,108	(10,158)	726,893
Portfolio	1,752,137	-	1,916	153,349	(57,665)	48,028	(5,168)	1,892,597
Portfolio with equity risk	200,484	-	-	275	(96,553)	29,563	-	133,769
Legal risk management	2,567	-	-	130	-	610	(214)	3,093
Joint ventures and equity method investments	162,103	-	-	3,762	(5,547)	(4,457)	(8,360)	147,501
Complex strategies (Strategic Value Fund)	12,855	-	-	-	(1,663)	1,465	-	12,657
Core legal finance (BOF-C)	329,360	-	-	89,760	(44,790)	90,227	40	464,597
Lower risk legal finance (Advantage Fund)	-	-	-	29,829	(19,148)	173	-	10,854
Other	2,083	-	-	-	(2,083)	1,138	-	1,138
Total capital provision assets	3,117,263	-	-	380,856	(257,015)	175,855	(23,860)	3,393,099
Due from settlement of capital provision assets	86,311		-	257,015	(282,322)	(8,679)	(446)	51,879
Total Level 3 assets	3,203,574	-	-	637,871	(539,337)	167,176	(24,306)	3,444,978

Financial liabilities relating to third-party interests in capital provision assets	424,733	-	-	30	(38)	(12,128)	-	412,597
Total Level 3 liabilities	424,733	-	-	30	(38)	(12,128)	-	412,597

All transfers into and out of Level 3 are recognized as if they have taken place at the beginning of each reporting period. There were no transfers into or out of Level 3 during the three and nine months ended September 30, 2023 and 2022.

Burford Capital Quarterly Report September 2023    28

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Sensitivity of Level 3 valuations

The Group updated its valuation policy for capital provision assets in connection with the 2022 Annual Report and has applied its revised valuation approach to its condensed consolidated financial statements included in this Quarterly Report, including for the three and nine months ended September 30, 2023 and 2022. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s revised valuation approach.

The Group’s valuation policy for capital provision assets provides for ranges of percentages to be applied against the risk-adjustment factor to more than 70 discrete objective litigation events across five principal different types of litigation in order to calculate the adjusted risk premium. The range for each event is ten percentage points. The Company typically marks assets at the middle of that range unless there are specific factors that cause the Group’s valuation committee to select a different point in the range and, on an exceptional basis, the Group’s valuation committee may also select a point outside the range. To decide which percentage to apply to a given asset, the Group’s valuation committee considers the kind and degree of legal, procedural or other investment-specific circumstances that may be present.

The tables below set forth each of the key unobservable inputs used to value the Group’s capital provision assets and the applicable ranges and weighted average by relative fair value for such inputs.

29    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

($ in thousands)	September 30, 2023
Type:

Single case, Portfolio, Joint ventures and equity method investments, Legal risk management, Core legal finance (BOF-C)(1), Financial liabilities relating to third party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				6.3%	8.0%	7.9%
Duration(2) (years)				0.3	7.5	3.5
Adjusted risk premium				0.0%	100.0%	29.8%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 79,027	$ 44,429	$ 123,456	5%	40%	22%
Trial court judgment or tribunal award	$ 129,212	$ 73,378	$ 202,590	4%	60%	52%
Appeal judgment	$ 60,014	$ 48,380	$ 108,394	71%	80%	72%
Exhaustion of as-of-right appeals	$ 32,749	$ 62,912	$ 95,661	80%	80%	80%
Exhaustion of all appeals	$ 76,147	$ 58,698	$ 134,845	100%	100%	100%
Asset freeze	$ 16,621	$ 9,658	$ 26,279	20%	20%	20%
Settlement	$ 5,605	$ 12,441	$ 18,046	40%	80%	58%
Portfolios with multiple factors	$ 469,635	$ 344,300	$ 813,935	1%	100%	20%
Other	$ 320	($ 165)	$ 155	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 57,545	($ 39,118)	$ 18,427	(10)%	(60)%	(40)%
Trial court judgment or tribunal award	$ 41,865	($ 24,430)	$ 17,435	(10)%	(60)%	(59)%
Appeal judgment	$ 7,989	($ 7,989)	$ -	(100)%	(100)%	(100)%
Portfolios with multiple factors	$ 21,416	($ 5,080)	$ 16,336	(3)%	(60)%	(31)%
No case milestone:	$ 932,546	$ 48,170	$ 980,716
YPF-related assets:	$ 57,850	$ 1,227,918	$ 1,285,768
	$ 1,988,541	$ 1,853,502	$ 3,842,043

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	$ 209,014	$ 16,807	$ 225,821	7.9%	8.0%	8.0%
Duration(2) (years)				1.3	3.0	2.1

Type:	Portfolio with equity risk, Core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	$ 123,069	$ 20,227	$ 143,296	15.4%	15.4%	15.4%
Resolution timing (years)				1.0	5.0	2.0
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Collection risk	$ 71,284	$ -	$ 71,284	0%	100%	0%

Level 3 assets and liabilities, net	$ 2,391,908	$ 1,890,536	$ 4,282,444
1.	Includes the proportional investment in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

Burford Capital Quarterly Report September 2023    30

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

($ in thousands)	December 31, 2022
Type:

Single case, Portfolio, Joint ventures and equity method investments, Legal risk management, Core legal finance (BOF-C)(1), Financial liabilities relating to third party interests in capital provision assets

Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate				5.8%	7.9%	7.3%
Duration(2) (years)				0.2	8.2	3.4
Adjusted risk premium				0.0%	94.2%	38.1%
Positive case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 58,724	$ 71,469	$ 130,193	5%	40%	20%
Trial court judgment or tribunal award	$ 116,692	$ 97,642	$ 214,334	4%	60%	53%
Appeal judgment	$ 90,045	$ 88,018	$ 178,063	60%	80%	67%
Asset freeze	$ 16,621	$ 8,598	$ 25,219	20%	20%	20%
Settlement	$ 52,812	$ 44,384	$ 97,196	40%	80%	76%
Portfolios with multiple factors	$ 380,101	$ 240,929	$ 621,030	1%	100%	14%
Other	$ 337	($ 182)	$ 155	100%	100%	100%
Negative case milestone factor:
Significant ruling or other objective event prior to trial court judgment	$ 20,259	($ 14,873)	$ 5,386	(10)%	(60)%	(13)%
Trial court judgment or tribunal award	$ 13,201	($ 3,962)	$ 9,239	(55)%	(60)%	(56)%
Appeal judgment	$ 14,431	($ 13,860)	$ 571	(80)%	(80)%	(80)%
Portfolios with multiple factors	$ 2,450	($ 999)	$ 1,451	(50)%	(50)%	(50)%
No case milestone:	$ 941,340	$ 14,382	$ 955,722
YPF-related assets:	$ 54,625	$ 768,410	$ 823,035
	$ 1,761,638	$ 1,299,956	$ 3,061,594

Type:	Lower risk legal finance (Advantage Fund)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	$ 100,331	$ 265	$ 100,596	7.3%	7.4%	7.4%
Duration(2) (years)				0.7	3.7	2.5

Type:	Portfolio with equity risk, Core legal finance (BOF-C)(1)
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Discount rate	$ 123,069	($ 6,310)	$ 116,759	16.5%	16.5%	16.5%
Resolution timing (years)				1.8	3.8	2.8
Conversion ratio				2.6	2.6	2.6

Type:	Due from settlement of capital provision assets
Principal value technique:	Discounted cash flow
Unobservable input:	Cost	Unrealized	Fair value	Minimum	Maximum	Weighted average
Collection risk	$ 127,912	($ 11,330)	$ 116,582	0%	100%	0%

Type:	Complex strategies (Strategic Value Fund)
Principal value technique:	Other
Unobservable input:	Cost	Unrealized	Fair value
Other	$ 11,156	$ 1,501	$ 12,657

Level 3 assets and liabilities, net	$ 2,124,106	$ 1,284,082	$ 3,408,188
1.	Includes the proportional investment in these capital provision assets held by BOF-C.
2.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

31    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Following origination, the Group engages in a review of each capital provision asset’s fair value in connection with the preparation of the condensed consolidated financial statements. Should the prices of the Level 3 due from settlement of capital provision assets, capital provision assets and financial liabilities relating to third-party interests in capital provision assets have been 10% higher or lower, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by $428.2 million and $340.8 million at September 30, 2023 and December 31, 2022, respectively.

In addition, at September 30, 2023 and December 31, 2022, should interest rates have been 50 or 100 basis points lower or higher, as applicable, than the actual interest rates used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have increased or decreased, respectively, by the following amounts.

($ in thousands)	September 30, 2023	December 31, 2022(1)
-100 bps interest rates	168,582	130,076
-50 bps interest rates	83,023	59,212
+50 bps interest rates	(82,019)	(59,527)
+100 bps interest rates	(161,624)	(116,874)
1.	The comparative data for December 31, 2022 in the table above has been amended to correct for immaterial differences.

Furthermore, at September 30, 2023 and December 31, 2022, should duration have been six or 12 months shorter or longer, as applicable, than the actual durations used in the fair value estimates, while all other variables remained constant, the Group’s consolidated income and net assets would have decreased or increased, respectively, by the following amounts.

($ in thousands)	September 30, 2023	December 31, 2022
-12 months duration(1)	448,738	277,833
-6 months duration(1)	201,897	133,950
+6 months duration(1)	(202,608)	(130,086)
+12 months duration(1)	(395,219)	(250,428)
1.	Duration refers to the expected timing of a favorable outcome. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to the Group’s condensed consolidated financial statements for additional information with respect to the valuation methodology for Level 3 assets.

The sensitivity impact has been provided on a pre-tax basis for both the Group’s consolidated income and net assets as the Group considers the fluctuation in its effective tax rate from period to period could indicate changes in sensitivity not driven by the valuation that are difficult to follow and detract from the comparability of this information.

Reasonably possible alternative assumptions

The determination of fair value for capital provision assets, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets involves significant judgments and estimates. While the potential range of outcomes for the assets is wide, the Group’s fair value estimation is its best assessment of the current fair value of each asset or liability, as applicable. Such estimate is inherently subjective, being based largely on an assessment of how individual events have changed the possible outcomes of the asset or liability, as applicable, and their relative probabilities and hence the extent to which the fair value has altered. The aggregate of the fair values selected falls within a wide range of reasonably possible estimates. In the Group’s opinion, there is no useful alternative valuation that would better quantify the market risk inherent in the portfolio and there are no inputs or variables to which the values of the assets are correlated other than interest rates which impact the discount rates applied.

11. Variable interest entities

Consolidated VIEs

Pursuant to US GAAP consolidation guidance, the Group consolidates certain VIEs for which it is considered the primary beneficiary, either directly or indirectly, through a consolidated entity or affiliate. See note 2 (Summary of significant accounting policies—Consolidation) to the Group’s condensed consolidated financial statements for additional information with respect to the Group’s consolidation.

Burford Capital Quarterly Report September 2023    32

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

Consolidated VIEs include entities relating to the Group’s private funds (e.g., BOF-C, the Strategic Value Fund and the Advantage Fund), investment vehicles for sale and resale of the participation interests (e.g., Colorado) and acquisition of interests in secured promissory notes (e.g., Mellor Investments LLC, formerly known as Forest Hills Investments LLC).

The purpose of the private funds is to provide strategy-specific investment opportunities for investors in exchange for management-based and performance-based fees. The investment strategies of the private funds differ by product, but the fundamental risks are similar.

Colorado is an exempted company established to receive a portion of the Group’s interest in the YPF-related Petersen claims and provide a vehicle for the sale and resale of the participation interests.

The Group, together with BCIM Partners III, LP and COLP, acquired interest in certain secured promissory notes through Mellor Investments LLC. The secured promissory notes are legal finance investments with proceeds payable out of two underlying litigation matters. This structure provides for the sharing of the economics, interest payments and settlement cash flows among the Group, BCIM Partners III, LP and COLP.

The Group provides revolving credit facilities to certain of its private funds for capital calls as required. These revolving credit facilities are entirely discretionary insofar as the Group is not obligated to provide funding under the revolving credit facilities. There were no amounts outstanding under the revolving credit facilities at September 30, 2023 and December 31, 2022, respectively.

The table below sets forth total assets and liabilities of the consolidated VIEs at September 30, 2023 and December 31, 2022.

($ in thousands)	September 30, 2023	December 31, 2022
Total assets	1,719,553	1,259,892
Total liabilities	(4,571)	(5,210)

The table below sets forth the total revenues and certain information relating to cash flows of the consolidated VIEs for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30, 2023
($ in thousands)	2023	2022	2023	2022
Total revenues	240,498	(15,606)	376,830	41,553

Cash flows
Proceeds	13,647	50,104	112,876	65,601
(Funding)	(47,020)	(52,529)	(242,424)	(145,552)

Cash balance at period end	14,171	44,019	14,171	44,019

Unconsolidated VIEs

The Group’s maximum exposure to loss from the unconsolidated VIEs is the sum of capital provision assets, fee receivables, accrued income and loans to the unconsolidated VIEs. The table below sets forth the Group’s maximum exposure to loss from the unconsolidated VIEs at September 30, 2023 and December 31, 2022.

($ in thousands)	September 30, 2023	December 31, 2022
On-balance sheet exposure	18,785	16,724
Off-balance sheet exposure - undrawn commitments	2,797	3,791
Maximum exposure to loss	21,582	20,515

12. Earnings per ordinary share

Basic earnings per ordinary share is computed by dividing net income/(loss) attributable to Burford Capital Limited shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per ordinary share reflects the assumed conversion of all dilutive securities, including, when applicable, RSUs. The table below sets forth the computation for basic and diluted net income/(loss) attributable to Burford Capital Limited per ordinary share for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands, except share data)	2023	2022	2023	2022

Net income/(loss) attributable to Burford Capital Limited shareholders	272,542	(58,336)	510,427	(51,408)

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share:
Basic	1.24	(0.27)	2.33	(0.23)
Diluted	1.22	(0.27)	2.29	(0.23)

Weighted average ordinary shares outstanding:
Basic	218,934,153	218,701,464	218,838,080	218,816,325
Dilutive effect of share-based awards	3,953,222	-	3,704,559	-
Diluted	222,887,375	218,701,464	222,542,639	218,816,325

There were 242,028 and 303,612 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for each of the three and nine months ended September 30, 2023, respectively, and 3,068,560 and 2,857,292 potential ordinary shares related to the Company’s share-based awards excluded from diluted weighted average ordinary shares for each of the three and nine months ended September 30, 2022, respectively, as their inclusion would have had an anti-dilutive effect.

13. Financial commitments and contingent liabilities

Commitments to financing arrangements

As a normal part of its business, the Group routinely enters into financing agreements that may require the Group to provide continuing funding over time, whereas other financing agreements provide for immediate funding of the total commitment. The terms of the former type of financing agreements vary widely—e.g., in cases of discretionary commitments, the Group is not contractually obligated to advance capital and generally would not suffer adverse financial consequences from failing to do so and, therefore, has broad discretion as to each incremental funding of a continuing capital provision asset, while in cases of definitive commitments, the Group is contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in the Group’s returns or the loss of the Group’s funded capital in a case).

The Group’s commitments are capped at a fixed amount in its financing agreements. In addition, at September 30, 2023 and December 31, 2022, the Group had exposure to assets where the Group provided some form of legal risk arrangement pursuant to which the Group does not generally expect to deploy the full committed capital unless there is a failure of the claim, such as providing an indemnity for adverse legal costs. The table below sets forth the components of undrawn commitments at September 30, 2023 and December 31, 2022 (assuming the GBP/USD exchange rate of 1.2207 and 1.2039 at September 30, 2023 and December 31, 2022, respectively).

($ in thousands)	September 30, 2023	December 31, 2022
Definitive	695,300	767,786
Discretionary	1,027,783	822,348
Total legal finance undrawn commitments	1,723,083	1,590,134
Legal risk (definitive)	54,996	81,193
Total capital provision-direct undrawn commitments	1,778,079	1,671,327
Capital provision-indirect undrawn commitments	33,745	49,400
Total capital provision undrawn commitments	1,811,824	1,720,727

Litigation

Given the nature of the Group’s business, the Group may from time to time receive claims against it or be subject to inbound litigation. Having considered the legal merits of any relevant claims or progressed litigation and having received relevant legal advice (including any legal advice from external advisers), the Group considers there to be no material contingent liability in respect of any such litigation requiring disclosure in the condensed consolidated financial statements.

33    Burford Capital Quarterly Report September 2023

Notes to the condensed consolidated financial statements

($ in thousands, except share data)

(unaudited)

14. Related party transactions

The Group holds investments in joint ventures and associates. See note 17 (Joint ventures and associate investments) in the 2022 Annual Report for additional information with respect to the balances held with joint ventures and associates. For the three and nine months ended September 30, 2023, fundings on the investments in joint ventures and associates were $1.0 million and $5.3 million, respectively, and proceeds from the investments in joint ventures and associates were $0.4 million and $15.5 million, respectively. For the three and nine months ended September 30, 2022, fundings on the investments in joint ventures and associates were $1.2 million and $3.8 million, respectively, and proceeds from the investments in joint ventures and associates were $4.5 million and $5.5 million, respectively.

15. Credit risk from financial instruments

The Group is exposed to credit risk in various asset structures as described in note 2 (Summary of significant accounting policies) to the Group’s consolidated financial statements in the 2022 Annual Report, most of which involve financing sums recoverable only out of successful capital provision assets with a concomitant risk of loss of deployed cost. Upon becoming contractually entitled to proceeds, depending on the structure of the particular capital provision asset, the Group could be a creditor of, and subject to direct or indirect credit risk from, a claimant, a defendant and/or other parties, or a combination thereof. Moreover, the Group may be indirectly subject to credit risk to the extent a defendant does not pay a claimant immediately, notwithstanding successful adjudication of a claim in the claimant’s favor. The Group’s credit risk is uncertain given that its entitlement pursuant to its assets is generally not established until a successful resolution of claims, and its potential credit risk is mitigated by the diversity of its counterparties and indirect creditors, and due to a judgment creditor (in contrast to a conventional debtholder and in the absence of an actual bankruptcy of the counterparty) having immediate and unfettered rights of action to, for example, seize assets and garnish cash flows. The Group is also exposed to credit risk in respect of the marketable securities and cash and cash equivalents. The credit risk of the cash and cash equivalents is mitigated as all cash is placed with reputable banks with a sound credit rating. Marketable securities principally consist of investment grade corporate bonds and asset-backed securities, as well as investments in investment funds and US treasuries.

The maximum credit risk exposure represented by cash, cash equivalents, marketable securities, due from settlement of capital provision assets and capital provision assets is specified in the condensed consolidated statements of financial position.

In addition, the Group is exposed to credit risk on financial assets and receivables in other assets, all of which are held at amortized cost. The maximum credit exposure for such amounts was the carrying value of $17.8 million and $17.7 million at September 30, 2023 and December 31, 2022, respectively. The Group reviews the lifetime expected credit loss based on historical collection performance, the specific provisions of any settlement agreement and a forward-looking assessment of macro-economic factors. Based on this review, the Group has not identified any material expected credit loss relating to the financial assets held at amortized cost. The Group recognized no impairment during the three and nine months ended September 30, 2023 and 2022.

The Group is not exposed to concentration of credit risk from a particular region or customer.

16. Subsequent events

There have been no events since September 30, 2023 to the date of this Quarterly Report that require recognition or disclosure in the condensed consolidated financial statements.

35    Burford Capital Quarterly Report September 2023

Operating and financial review and prospects

The following discussion and analysis of our operating and financial review and prospects should be read in conjunction with our condensed consolidated financial statements and the accompanying notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the following discussion and analysis includes forward-looking statements that involve known and unknown risks, uncertainties and other factors. See “Forward-looking statements”.

The following discussion and analysis also contain a discussion of certain APMs and non-GAAP financial measures that are used by management to monitor our financial position and results of operations. These APMs and non-GAAP financial measures are supplemental and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations as reported under US GAAP. See “—Basis of presentation of financial information” and “—Reconciliations” for additional information with respect to APMs and non-GAAP financial measures and the applicable reconciliations.

Economic and market conditions

Covid-19

Court systems and other forms of adjudication have largely returned to functionality in the aftermath of the Covid-19 pandemic. In general, court activity has continued to work through the backlog caused by the Covid-19 pandemic and, during the nine months ended September 30, 2023, we have observed a high level of portfolio activity. Nevertheless, some court systems continue to face backlogs, delaying adjudication. In jurisdictions with court backlogs, the impetus to file new litigation may be diminished, unless there is an approaching limitation period. Inevitably, some of our matters (and thus our cash realizations from them) in jurisdictions impacted by court backlogs have been slowed by these dynamics. Delay in matters, however, is often profitable for us, as many of our assets have time-based terms that increase our returns as time passes, so we consider any delays to be deferral of income rather than its permanent diminution. We have not seen the discontinuance of any matters.

Inflation

The effect of inflation on our revenues is mitigated to a significant extent by a number of factors, including the high returns generated by capital provision-direct assets and their relatively short weighted average lives. Furthermore, inflationary increases in legal case fees and expenses can increase the size of commitments, deployments and damages sought. However, because returns on most of our assets are at least partially based upon a multiple of those fees and expenses, our returns on successful cases should also increase in such circumstances. To the degree that inflation drives higher interest rates and to the extent that pre- and post-judgment interest rates in a particular jurisdiction are tied to market interest rates, higher inflation would result in increases in awards by the relevant courts. The effect of inflation on our expenses would predominantly be through employee costs, which represent the majority of operating expenses, although a significant portion of compensation-related expenses are performance-based. Our principal finance costs are represented by interest expenses associated with our outstanding debt securities, though these are fixed coupon and non-adjustable, irrespective of the rate of inflation.

Party solvency

Litigation outcomes stand apart from the remainder of the conventional credit universe because they do not arise as a result of a contractual relationship between the judgment debtor and creditor, unlike essentially all other forms of credit obligation. Thus, for example, for a debtholder to recover on a defaulted debt, there are many steps typically involving notice, a cure period and usually a subsequent judicial or insolvency proceeding that will generally sweep in other creditors, resulting in a meaningful risk of the debt being impaired or compromised. By contrast, a judgment creditor has immediate and unfettered rights of action to, for example, seize assets and garnish cash flows.

The ultimate payor in much of our litigation is either (i) a government or a state-owned entity, (ii) an insurer or (iii) a large company in an industry less likely to be rendered insolvent by economic disruption associated with increases in interest rates. To the extent that parties in our matters do become insolvent, the impact of a party’s insolvency on pending litigation is difficult to predict and is not only case specific, but also dependent on the insolvency process in the country in issue. For example, in the United States, entry into a corporate restructuring via Chapter 11 of the US Bankruptcy Code does not eliminate litigation claims but is likely to delay them, whereas in countries that proceed directly to liquidation, a pending claim is more likely to be settled at a lower value than might have been the case had the party remained solvent. In general, however, other than in insolvencies where there is no recovery for anyone but secured creditors, we would still expect to see a recovery, but that recovery is likely to be delayed and could well be reduced in size during the restructuring or liquidation process. During the nine months ended September 30, 2023, due from settlement of capital provision assets included a realized loss of $11.3 million related to a corporate restructuring via Chapter 11 of the US Bankruptcy Code for a judgment debtor related to assets held by the Strategic Value Fund,

Burford Capital Quarterly Report September 2023    36

although we were successful in extracting and retaining $57.0 million from the judgment debtor prior to its entry into bankruptcy.

Higher interest rates also present the risk that parties may become insolvent, which could impact the timing and quantum of litigation realizations.

As our portfolio has evolved, a much larger portion of our assets are related to large companies or law firms with low insolvency risk or in asset purchases where counterparty risk is not a factor. In a significant number of our assets, we are a secured creditor with respect to the litigation we are financing, and the litigation is a valuable contingent asset, the recovery of which is in the best interest of the counterparty’s stakeholders. As a result, it is unlikely that the financial distress or insolvency of one of our counterparties would interfere with the continued progress of the litigation matter.

Uncorrelated returns

Our returns are driven by judicial activity and are uncorrelated to market conditions or economic activity. Economic stress is likely good for us, as we tend to generate business when companies face increased liquidity challenges and other forms of uncertainty.

International sanctions on Russian businesses and individuals

The international sanctions imposed on Russian businesses and individuals continue to impact the legal industry. Our legal finance assets in jurisdictions outside of Russia that involve claims against entities that might have an ultimate Russian parent or controller (regardless of sanction status) represented in the aggregate $101.7 million (or approximately 2% of total fair value for capital provision assets) at September 30, 2023 as compared to $127.2 million (or approximately 3% of total fair value for capital provision assets) at December 31, 2022. There have been no significant changes or developments with respect to the impact of these international sanctions on our business. We are mindful of any sanctions or other issues and work regularly with specialist counsel in the sanctions area (as well as ensuring compliance with all legal requirements, such as anti-money laundering). Where we are required to enforce judgments or awards, even against sanctioned entities, such enforcement tends to be consistent with the goals of international sanctions regimes rather than running afoul of them, and the US Office of Foreign Assets Control and the UK Office of Financial Sanctions Implementation regularly grant licenses to do so. We do not anticipate any adverse material impact on our business from the sanctions regime.

Conflict in Israel and Gaza

At the date of this Quarterly Report, we have not been materially impacted by the conflict in Israel and Gaza and its effect on neighboring regions. We do not have material assets in Israel. It is too early to determine the full extent of the impact this conflict could have on our business and operations, and our assessment of the potential impacts is ongoing. At the date of this Quarterly Report, we do not anticipate any adverse material impact from the conflict in Israel and Gaza.

Basis of presentation of financial information

We report our condensed consolidated financial statements at September 30, 2023 and December 31, 2022 and for the three and nine months ended September 30, 2023 and 2022 contained in this Quarterly Report in accordance with US GAAP. Our condensed consolidated financial statements are presented in US dollars.

Non-GAAP financial measures relating to our business structure

US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See note 11 (Variable interest entities) to our condensed consolidated financial statements for additional information. We refer to this presentation as “consolidated”. We strive to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of these private funds) by furnishing information on a non-GAAP basis that eliminates the effect of this consolidation. We refer to this presentation as “Burford-only”. In addition, we strive to provide supplemental information that presents the totality of our legal finance activities by furnishing information on a non-GAAP basis that reflects the contribution of both our consolidated and non-consolidated private funds. We refer to this presentation as “Group-wide”.

37    Burford Capital Quarterly Report September 2023

To that end, throughout this Quarterly Report, we refer to our business as follows:

▪	Consolidated
Refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this Quarterly Report, the major entities where there is also a third-party partner in, or owner of, those entities include the Strategic Value Fund, BOF-C, the Advantage Fund, Colorado and several other entities in which we hold investments where there is also a third-party partner in, or owner of, those entities.
▪	Burford-only
Refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.
▪	Group-wide
Refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s condensed consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, that do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We use Burford-only and Group-wide financial measures, which are calculated and presented using methodologies other than in accordance with US GAAP, to supplement analysis and discussion of our condensed consolidated financial statements. We believe that the presentation of Burford-only financial measures is consistent with how management measures and assesses the performance of our reporting segments, which are evaluated by management on a Burford-only basis, and that it provides valuable and useful information to investors to aid in understanding our performance in addition to our condensed consolidated financial statements prepared in accordance with US GAAP by eliminating the effect of the consolidation of some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We believe that the presentation of Group-wide financial measures, including Group-wide information on our capital provision assets and undrawn commitments, is useful to investors because they convey the scale of our existing (in the case of Group-wide capital provision assets) and potential future (in the case of Group-wide undrawn commitments) business and the performance of all legal finance assets originated by us. Although we do not receive all of the returns of our private funds, we do receive management and performance fees as part of our income. Further, we believe that Group-wide portfolio metrics, including the performance of our private funds, are important measures by which to assess our ability to attract additional capital and to grow our business, whether directly or through private funds. These non-GAAP financial measures should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. See “—Reconciliations” for the reconciliations of these non-GAAP financial measures to our condensed consolidated financial statements prepared in accordance with US GAAP.

APMs and non-GAAP financial measures relating to our operating and financial performance

APMs

This Quarterly Report presents certain unaudited alternative performance measures (“APMs”). The APMs are presented because (i) we use them to monitor our financial position and results of operations and/or (ii) we believe they are useful to investors, securities analysts and other interested parties. The APMs, as defined by us, may not be comparable to similarly titled measures as presented by other companies due to differences in the way the APMs are calculated. Even though the APMs are used to assess our financial position and results of operations, and these types of measures are commonly used by investors, they have important limitations as analytical tools and should not be considered in isolation from, as substitutes for, or superior to, our condensed consolidated financial position or results of operations prepared in accordance with US GAAP. Consistent with how management assesses Burford’s business, we also present certain of these APMs on a (i) consolidated basis, (ii) Burford-only basis and (iii) Group-wide basis.

The presentation of the APMs is for informational purposes only and does not purport to present what our actual financial position or results of operations would have been, nor does it project our financial position at any future date or our results of operations for any future period. The presentation of the APMs is based on information available at the date of this Quarterly Report and certain assumptions and estimates that we believe are reasonable. Several of the APMs measure certain performance of our assets to the end of the period and include concluded and partially concluded assets (as defined below).

Burford Capital Quarterly Report September 2023    38

In discussing cash returns and performance of our asset management business, we refer to several alternative performance measures as set forth below:

▪	Assets under management
Consistent with our status as an SEC-registered investment adviser, we report publicly on our asset management business on the basis of US regulatory assets under management (“AUM”). AUM, as we report it, means the fair value of the capital invested in private funds and individual capital vehicles plus the capital that we are entitled to call from investors in those private funds and vehicles pursuant to the terms of their respective capital commitments to those private funds and vehicles. Our AUM differs from our private funds’ contribution to our Group-wide portfolio, which consists of deployed cost, fair value adjustments and undrawn commitments made on the legal finance assets those private funds have funded.
▪	Concluded and partially concluded assets
A legal finance asset is “concluded” for our purposes when there is no longer any litigation risk remaining. We use the term to encompass (i) entirely concluded legal finance assets where we have received all proceeds to which we are entitled (net of any entirely concluded losses), (ii) partially concluded legal finance assets where we have received some proceeds (for example, from a settlement with one party in a multi-party case) but where the case is continuing with the possibility of receiving additional proceeds and (iii) legal finance assets where the underlying litigation has been resolved and there is a promise to pay proceeds in the future (for example, in a settlement that is to be paid over time).
▪	Deployed cost Deployed cost is the amount of funding we have provided for an asset at the applicable point in time.

For purposes of calculating returns, we must consider how to allocate the costs associated with an asset in the event of a partial conclusion. Our approach to cost allocation depends on the type of asset:

o	When single case assets have partial resolutions along the way without the entire case being resolved, most commonly because one party settles and the remaining part(y)(ies) continue to litigate, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the partial resolution depending on the significance of the settling party to the overall claim.
o	In portfolio assets when a case (or part of a case) resolves or generates cash proceeds, we report the partial resolution when agreed as a partial realization and allocate a portion of the deployed cost to the resolution. The allocation depends on the structure of the individual portfolio arrangement and the significance of the resolution to the overall portfolio, but it is in essence a method that mimics the way an investor would allocate cost basis across a portfolio of security purchases.
▪	Commitment
A commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide funding on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide funding after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.
▪	Internal rate of return
Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.
▪	Return on invested capital
Return on invested capital (“ROIC”) from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in funding such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

39    Burford Capital Quarterly Report September 2023

▪	Weighted average life
Weighted average life (“WAL”) of one of our legal finance assets represents the average length of time from deployment and/or cash outlay until we receive a cash realization (actual or, if necessary, estimated) from that asset weighted by the amount of that realization or deployment, as applicable. In other words, WAL is how long our asset is outstanding on average.

Unlike our IRR and ROIC calculations, using the aggregate cash flows from the portfolio in making our portfolio level computations will not readily work with WAL computations because our funded assets are originated in different timeframes. Instead, in calculating a portfolio WAL, we compute a weighted average of the individual asset WALs. In doing this, we weight the individual WALs by the costs deployed on the asset and also, as a separate calculation, by the amount of realizations on the individual assets.

Non-GAAP financial measures

In addition to these measures of cash returns and performance of our asset management business, we also refer to cash receipts, tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share, which are non-GAAP financial measures:

▪	Cash receipts
Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. In particular, cash receipts represent the cash generated from capital provision and other assets, including cash proceeds from realized or concluded assets and any related hedging assets, and cash received from asset management income, services and/or other income, before any deployments into funding existing or new assets.

Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our condensed consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets. See “—Reconciliations—Cash receipts reconciliations” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

▪	Tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares.

Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our condensed consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders. See “—Reconciliations—Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations” for a reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP.

Results of operations and financial position

Set forth below is a discussion of our consolidated results of operations for the three and nine months ended September 30, 2023 and 2022 and our consolidated financial position at September 30, 2023 and December 31, 2022, in each case, on a consolidated basis, unless noted otherwise.

Burford Capital Quarterly Report September 2023    40

Statements of operations for the three and nine months ended September 30, 2023 as compared to the three and nine months ended September 30, 2022

The table below sets forth our consolidated statements of operations for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,				Nine months ended September 30,
($ in thousands)	2023	2022	Change	%	2023	2022	Change	%
Revenues
Capital provision income/(loss)	504,513	(22,579)	527,092	NM	1,016,113	153,166	862,947	NM
(Less)/plus: Third-party interests in capital provision assets	(140,412)	11,910	(152,322)	NM	(235,944)	12,128	(248,072)	NM
Asset management income	1,876	1,583	293	19%	5,767	7,091	(1,324)	(19)%
Insurance income/(loss)	1,243	(347)	1,590	NM	2,093	(2,644)	4,737	NM
Services (loss)/income	(91)	134	(225)	NM	(59)	523	(582)	NM
Marketable securities income/(loss) and bank interest	1,744	(3,402)	5,146	NM	6,359	(12,373)	18,732	NM
Total revenues	368,873	(12,701)	381,574	NM	794,329	157,891	636,438	NM

Operating expenses
Compensation and benefits
Salaries and benefits	10,852	8,127	2,725	34%	34,053	25,543	8,510	33%
Annual incentive compensation	4,715	3,649	1,066	29%	15,781	10,792	4,989	46%
Share-based compensation	3,291	2,658	633	24%	9,968	7,527	2,441	32%
Legacy asset recovery incentive compensation including accruals	5,672	2,164	3,508	162%	17,789	4,414	13,375	303%
Long-term incentive compensation including accruals	18,601	1,255	17,346	NM	34,146	8,006	26,140	327%
General, administrative and other	6,276	6,055	221	4%	25,089	20,790	4,299	21%
Case-related expenditures ineligible for inclusion in asset cost	3,661	1,411	2,250	159%	14,173	5,074	9,099	179%
Total operating expenses	53,068	25,319	27,749	110%	150,999	82,146	68,853	84%

Operating income/(loss)	315,805	(38,020)	353,825	NM	643,330	75,745	567,585	NM

Other expenses
Finance costs	29,013	20,364	8,649	42%	70,690	56,925	13,765	24%
(Gain)/loss on debt extinguishment	-	(29)	29	NM	-	887	(887)	NM
Foreign currency transactions (gains)/losses	(9,811)	6,328	(16,139)	NM	(21,149)	9,386	(30,535)	NM
Total other expenses	19,202	26,663	(7,461)	(28)%	49,541	67,198	(17,657)	(26)%

Income/(loss) before income taxes	296,603	(64,683)	361,286	NM	593,789	8,547	585,242	NM

Benefit from/(provision for) income taxes	531	7,562	(7,031)	(93)%	(15,550)	(10,804)	(4,746)	44%
Net income/(loss)	297,134	(57,121)	354,255	NM	578,239	(2,257)	580,496	NM

Net income attributable to non-controlling interests	24,592	1,215	23,377	NM	67,812	49,151	18,661	38%
Net income/(loss) attributable to Burford Capital Limited shareholders	272,542	(58,336)	330,878	NM	510,427	(51,408)	561,835	NM

Note: “NM” denotes not meaningful. Changes from negative to positive amounts and positive to negative amounts are not considered meaningful. In addition, increases or decreases from zero and changes greater than 400% are not considered meaningful.

Overview

For the three and nine months ended September 30, 2023, total revenues increased to $368.9 million and $794.3 million, respectively, up from ($12.7) million and $157.9 million in the three and nine months ended September 30, 2022, respectively. Fair value increase in the YPF-related assets arising from the September 2023 Final Judgment, as defined below, was a significant driver of the growth for both the three and nine months ended September 30, 2023. Consistent with the theme of the portfolio continuing to turn as court backlogs reduce, there were over $80.0 million and over $300.0 million in revenue from the portfolio, excluding the YPF-related assets, for the three and nine months ended September 30, 2023, respectively. The increase in revenues was partially offset by an increase in operating expenses due to non-cash compensation-related accruals driven largely by the increase in the fair value of the YPF-related assets and certain legacy asset recovery matters. This contributed to a significant increase in the net income attributable to Burford Capital Limited shareholders to $272.5 million and $510.4 million for the three and nine months

41    Burford Capital Quarterly Report September 2023

ended September 30, 2023, respectively, from the net loss experienced in the comparative periods during the prior year.

Capital provision income

Three months ended September 30, 2023 as compared to three months ended September 30, 2022

Capital provision income increased to $504.5 million for the three months ended September 30, 2023 as compared to a loss of $22.6 million for the three months ended September 30, 2022. Fair value increase of $417.9 million in the YPF-related assets arising from the September 2023 Final Judgment were a significant driver of the growth, as were increases in portfolio activity reflected in $86.6 million of capital provision income excluding the YPF-related assets.

The table below sets forth the components of our capital provision income for the three months ended September 30, 2023 and 2022.

	Three months ended September 30,
($ in thousands)	2023	2022	Change
Realized gains relative to cost	37,566	51,769	(14,203)
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	464,045	(62,703)	526,748
Foreign exchange gains/(losses)	2,902	(4,735)	7,637
Other	-	(6,910)	6,910
Total capital provision income	504,513	(22,579)	527,092

Realized gains were $37.6 million for the three months ended September 30, 2023 as compared to $51.8 million for the three months ended September 30, 2022. Realized gains of $37.6 million comprised $53.2 million in gross realized gains offset by $15.6 million in gross realized losses for the three months ended September 30, 2023. Both realized gains and realized losses arose from several different matters that concluded during the three months ended September 30, 2023 and were not driven by any individually significant matter. For the three months ended September 30, 2022, there were realized gains that offset certain realized losses of $0.3 million as shown by the change in gross realized losses from $4.2 million for the six months ended June 30, 2022 to $3.9 million for the nine months ended September 30, 2022. These realized gains arose from $108.7 million in realizations in the three months ended September 30, 2023 as compared to $168.6 million in realizations in the three months ended September 30, 2022. We do not regard the performance of any single quarter as indicative of a trend or a meaningful indicator of our long-term business performance. Given the idiosyncratic nature of the business, we look at trends on annual and multiyear bases.

Fair value adjustment, net of previously recognized unrealized gains transferred to realized gains, increased to $464.0 million for the three months ended September 30, 2023 as compared to a loss of $62.7 million for the three months ended September 30, 2022.

A significant driver of the fair value adjustment was the $417.9 million in fair value increase of the YPF-related assets for the three months ended September 30, 2023. This change in fair value for the YPF-related assets was also a significant driver of the change in the overall capital provision portfolio’s fair value adjusted risk premium which decreased to 29.8% at September 30, 2023 from 33.1% at June 30, 2023. As part of our fair value methodology, this metric is a risk adjustment (haircut) applied to the potential proceeds due to us in the event of a successful litigation outcome due to the remaining litigation risk. During the three months ended September 30, 2023, the metric reduced due to the impact of net positive litigation events across the portfolio, including the YPF-related assets, and drove the significant increase in fair value in the period, more than offsetting the negative change due to increasing discount rates. The adjusted risk premium metric is also impacted by the addition of newly acquired or originated assets during the period, which generally have higher risk premiums at the start of the asset’s life and do not impact fair value in the originating quarter as they are calibrated to the transaction price at inception.

Fair value is also impacted by changes in the discount rate on the expected future cash flows as the weighted average discount rate applied to the portfolio increased to 7.9% at September 30, 2023 from 7.8% at June 30, 2023. The small increase, expressed in basis points, is approximately 13 basis points given the relative short weighted average duration of the portfolio. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of an $82.0 million decrease in capital provision income for an assumed increase of 50 basis points in discount rates at September 30, 2023. The sensitivity figure is a point in time calculation at September 30, 2023 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

Nine months ended September 30, 2023 as compared to nine months ended September 30, 2022

Capital provision income increased to $1.0 billion for the nine months ended September 30, 2023 as compared to $153.2 million for the nine months ended September 30, 2022. The increase in capital provision income is attributable to continued positive momentum in the progression of the capital provision assets in our portfolio due to either

Burford Capital Quarterly Report September 2023    42

resolution or incremental case milestones as court activity and legal processes further normalized in the aftermath of the Covid-19 pandemic. Fair value increase of $695.2 million in the YPF-related assets arising from the September 2023 Final Judgment was a significant driver of the growth, though the breadth of the increase in portfolio activity was reflected in capital provision income, excluding the YPF-related assets, increasing to $320.9 million for the nine months ended September 30, 2023 as compared to $192.4 million of capital provision income, excluding the YPF-related assets, for the nine months ended September 30, 2022.

The table below sets forth the components of our capital provision income for the nine months ended September 30, 2023 and 2022.

	Nine months ended September 30,
($ in thousands)	2023	2022	Change
Realized gains relative to cost	171,331	85,809	85,522
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	838,037	82,722	755,315
Foreign exchange gains/(losses)	6,746	(10,343)	17,089
Other	(1)	(5,022)	5,021
Total capital provision income	1,016,113	153,166	862,947

Realized gains increased to $171.3 million and comprised $214.4 million of gross realized gains offset by gross realized losses of $43.1 million for the nine months ended September 30, 2023. Within the $214.4 million of realized gains, the largest individual realized gain was just under $50.0 million resulting from the resolution of a single insolvency matter. A significant portion of the realized loss was due to one matter in the second quarter of 2023 that had previously been largely written off in a prior period. In the comparative period, realized gains relative to cost were $85.8 million and consisted of $89.7 million of realized gains offset by $3.9 million of realized losses. These realized gains arose from $394.6 million in realizations in the nine months ended September 30, 2023 as compared to $257.0 million in realizations in the nine months ended September 30, 2022.

Fair value adjustment, net of previously recognized unrealized gains transferred to realized gains, increased to $838.0 million for the nine months ended September 30, 2023 as compared to $82.7 million for the nine months ended September 30, 2022. During the nine months ended September 30, 2023, the fair value adjustment was significantly driven by the occurrence of litigation milestones on the YPF-related assets which accounted for $695.2 million of the $838.0 million total fair value adjustment for the period as well as $142.8 million of other fair value adjustments.

The change in fair value for the YPF-related assets was also a significant driver of the change in the overall capital provision portfolio’s fair value adjusted risk premium, which decreased to 29.8% at September 30, 2023 from 38.1% at December 31, 2022. As part of our fair value methodology, the adjusted risk premium metric is a risk adjustment (haircut) applied to the potential proceeds due to Burford in the event of a successful litigation outcome due to the remaining litigation risk. During this period the metric reduced due to the impact of net positive litigation events across the portfolio, including the events on the YPF-related assets, and drove the significant increase in fair value in the period, more than offsetting the negative change due to increasing discount rates. The adjusted risk premium metric is also impacted by the addition of newly acquired or originated assets during the period which generally have higher risk premiums at the start of the asset’s life and do not impact fair value in the originating quarter as they are calibrated to the transaction price at inception.

Fair value is also impacted by discounting the expected future cash flows. In isolation this decreased fair values during the period, driven by an increase in the weighted average discount rate applied to the portfolio to 7.9% at September 30, 2023 from 7.3% at December 31, 2022. This change includes the impact that increases in the underlying market rates have had across all currencies and tenors driven notably by inflationary pressure in the period. The increase, expressed in basis points, is approximately 57 basis points and, in isolation, resulted in lower net present values. As an indication of the impact, the fair value of the capital provision assets had a sensitivity of a $82.0 million decrease in capital provision income for an assumed increase of 50 basis points in discount rates at September 30, 2023. The sensitivity figure is a point in time calculation at September 30, 2023 and therefore an approximation of the impact the change in discount rates would have had on capital provision income.

Plus/(Less): Third-party interests in capital provision assets

Third-party interests in capital provision assets were a reduction in capital provision income of $140.4 million for the three months ended September 30, 2023 as compared to an addition to capital provision income of $11.9 million for the three months ended September 30, 2022. The financial liability owed to Colorado increased during the three months ended September 30, 2023, reflected as a reduction of $140.4 million to us, due to the September 2023 Final Judgment which resulted in an unrealized gain on the underlying YPF-related capital provision asset.

43    Burford Capital Quarterly Report September 2023

Third-party interests in capital provision assets were a reduction in capital provision income of $235.9 million for the nine months ended September 30, 2023 as compared to an addition to capital provision income of $12.1 million for the nine months ended September 30, 2022. The financial liability owed to Colorado increased during the nine months ended September 30, 2023, reflected as a reduction of $235.9 million to us, due to the favorable March 2023 Ruling and September 2023 Final Judgment which resulted in an unrealized gain on the underlying YPF-related capital provision asset.

Asset management income

Asset management income was $1.9 million and $5.8 million for the three and nine months ended September 30, 2023, respectively, as compared to $1.6 million and $7.1 million for the three and nine months ended September 30, 2022, respectively. The increase in asset management income for the three months ended September 30, 2023 compared to the three months ended September 30, 2022 was due to lower management fees earned in the third quarter of 2022 from BAIF II as the fund only opened in May 2022. The decrease in asset management income for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 was due to performance fees earned in 2022, which did not recur in 2023. The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fees can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impacts this timing. As BOF-C is a consolidated entity, asset management income from this private fund is eliminated on a consolidated basis. See “—Asset management” for a discussion of our asset management income on a Burford-only basis.

Insurance income/(loss)

Insurance income was $1.2 million and $2.1 million for the three and nine months ended September 30, 2023, respectively, as compared to a loss of $0.3 million and $2.6 million for the three and nine months ended September 30, 2022, respectively. Those losses were due to a payment on an adverse cost policy from Burford Worldwide Insurance Limited, which did not recur during the three and nine months ended September 30, 2023. We also continue to generate revenue on our legacy after the event business, which has been in run-off since 2016 and which provides insurance for legal cost shifting incurred in pursuing or defending legal proceedings.

Services (loss)/income

Services (loss)/income was immaterial for the three and nine months ended September 30, 2023 and 2022. The decrease in services income reflects the continuing migration of our asset recovery business from fee-for-service activity to focus on generating capital provision assets as we transition to a contingent risk model.

Marketable securities income/(loss) and bank interest

Marketable securities income and bank interest was $1.7 million and $6.4 million for the three and nine months ended September 30, 2023, respectively, as compared to a loss of $3.4 million and $12.4 million for the three and nine months ended September 30, 2022, respectively. The gain for the three months ended September 30, 2023 is primarily driven by interest received on our cash holdings, while the gain for the nine months ended September 30, 2023 primarily reflects the reversal of some of the unrealized losses on marketable securities accumulated during the year ended December 31, 2022, as the portfolio’s current higher yield to maturity more than offset the impact of the increase in short-term interest rates during the nine months ended September 30, 2023.

Operating expenses

Operating expenses increased to $53.1 million for the three months ended September 30, 2023 as compared to $25.3 million for the three months ended September 30, 2022. The increase in operating expenses is primarily due to non-cash compensation-related accruals, with a period-over-period increase of $27.8 million driven largely by the increase in the fair value of the YPF-related assets and certain legacy asset recovery matters.

Operating expenses increased to $151.0 million for the nine months ended September 30, 2023 as compared to $82.1 million for the nine months ended September 30, 2022. The increase in operating expenses is driven by non-cash compensation-related accruals, with a period-over-period increase of $55.5 million associated primarily with the increase in the fair value of the YPF-related assets, certain legacy asset recovery matters and higher realized gains resulting from case resolutions, as well as non-cash accruals in light of the positive performance of Burford Capital Limited’s share price and costs associated with the development of our revised fair value methodology completed in connection with the SEC’s review of the 2022 Annual Report, which is now closed.

Burford Capital Quarterly Report September 2023    44

Compensation and benefits

Compensation and benefits were $43.1 million and $111.7 million for the three and nine months ended September 30, 2023, respectively, as compared to $17.9 million and $56.3 million for the three and nine months ended September 30, 2022, respectively. Compensation and benefits encompass various types of expenses as described below.

Salaries and benefits were $10.9 million and $34.1 million for the three and nine months ended September 30, 2023, respectively, as compared to $8.1 million and $25.5 million for the three and nine months ended September 30, 2022, respectively. The increase in salaries and benefits is driven by a higher expense accrual of $1.8 million and $5.0 million for the three and nine months ended September 30, 2023, respectively, attributable to our shareholdings in the Deferred Compensation Plan given the increase in Burford’s share price and an increase of $0.9 million and $2.8 million for the three and nine months ended September 30, 2023, respectively, in expense attributable to a rise in the annual salary for employees due to inflation and cost of living increases as well as an increase in the number of full-time employees.

Annual incentive compensation was $4.7 million and $15.8 million for the three and nine months ended September 30, 2023, respectively, as compared to $3.6 million and $10.8 million for the three and nine months ended September 30, 2022, respectively. The increase in annual incentive compensation reflects a higher rate of accrual of the annual incentive compensation expense during the three and nine months ended September 30, 2023. Annual incentive compensation expense is finalized in the fourth quarter of a fiscal year when full-year performance results are known and the compensation committee of the board of directors determines and approves bonus payments.

Share-based compensation was $3.3 million and $10.0 million for the three and nine months ended September 30, 2023, respectively, as compared to $2.7 million and $7.5 million for the three and nine months ended September 30, 2022, respectively. The increase in share-based compensation is attributable to a higher number and value of RSUs granted in the most recent plan years driven in part by an increase in the number of full-time employees when comparing the recently added 2023 RSUs to the 2020 RSUs that vested during the 2023 period and was outstanding during the 2022 period.

Legacy asset recovery incentive compensation including accruals was $5.7 million and $17.8 million for the three and nine months ended September 30, 2023, respectively, as compared to $2.2 million and $4.4 million for the three and nine months ended September 30, 2022, respectively. For the three and nine months ended September 30, 2023, the increase in legacy asset recovery incentive compensation including accruals arises from a small number of grandfathered cases under a historical profit-sharing arrangement, where there was one case resolution with a realized gain and a second case with an increase in the fair value of a legacy asset recovery matter. No cash payments were made through September 30, 2023 on these accruals. One of the two remaining assets has substantially concluded and will be paid out in the fourth quarter of 2023.

Long-term incentive compensation including accruals was $18.6 million and $34.1 million for the three and nine months ended September 30, 2023, respectively, as compared to $1.3 million and $8.0 million for the three and nine months ended September 30, 2022, respectively. The increase in long-term incentive compensation including accruals is driven by realized gains and particularly by the increase in the fair value of the capital provision assets and resulting higher capital provision income as described above, including an increase on the underlying YPF-related capital provision asset arising from the favorable March 2023 Ruling and September 2023 Final Judgment.

General, administrative and other

General, administrative and other expenses were $6.3 million and $25.1 million for the three and nine months ended September 30, 2023, respectively, as compared to $6.1 million and $20.8 million for the three and nine months ended September 30, 2022, respectively. The increase in general, administrative and other expenses is primarily due to $3.3 million incurred in audit, professional and legal fees associated with the development of the revised fair value methodology and build-out of quarterly reporting and $0.8 million of costs related to re-locations of our London and Chicago offices that occurred in the first half of the year.

Case-related expenditures ineligible for inclusion in asset cost

Case-related expenditures ineligible for inclusion in asset cost were $3.7 million and $14.2 million for the three and nine months ended September 30, 2023, respectively, as compared to $1.4 million and $5.1 million for the three and nine months ended September 30, 2022, respectively. The increase in case-related expenditures ineligible for inclusion in asset cost reflects an increase in the number of instances where we incur legal or other related expenses that are directly attributable to a capital provision asset but that do not form part of the funded amount under a capital provision agreement, such as when we bear incremental legal expenses in cases. These expenses accounted for $3.3 million and $1.4 million of the total case-related expenditures ineligible for inclusion in asset cost for the three months

45    Burford Capital Quarterly Report September 2023

ended September 30, 2023 and 2022, respectively, and $13.5 million and $4.4 million of the total case-related expenditures ineligible for inclusion in asset cost for the nine months ended September 30, 2023 and 2022, respectively. Examples of such expenses include fees paid to third parties when our management has sought its own legal advice or expert opinion with respect to matters related to a capital provision asset.

Finance costs

Finance costs were $29.0 million for the three months ended September 30, 2023 as compared to $20.4 million for the three months ended September 30, 2022. The increase in finance costs for the three months ended September 30, 2023 reflects the full quarter of interest expense accrued for the 2031 Notes issued in June 2023, mitigated by the early redemption of the 2024 Bonds in July 2023, as compared to no interest expense for the 2031 Notes and a full quarter of interest expense for the 2024 Bonds during the three months ended September 30, 2022.

Finance costs were $70.7 million for the nine months ended September 30, 2023 as compared to $56.9 million for the nine months ended September 30, 2022. The increase in finance costs for the nine months ended September 30, 2023 is due to the inclusion of interest expense for the 2031 Notes issued in June 2023 and the full nine months of interest expense for the 2030 Notes issued in April 2023 as compared to the six months of interest expense for the 2030 Notes in 2022, offset by the early redemption of the 6.500% bonds due 2022 in May 2022 and 2024 Bonds in July 2023.

Loss on debt extinguishment

Loss on debt extinguishment was zero for the three and nine months ended September 30, 2023, as a result of no premium paid on the early redemption of the 2024 Bonds in July 2023. In the comparative period, it was negligible for the three months ended September 30, 2022 and $0.9 million gain for the nine months ended September 30, 2022, due to the premium paid on the early redemption of the 6.500% bonds due 2022.

Foreign currency transactions (gains)/losses

Foreign currency transactions (gains)/losses were a gain of $9.8 million and $21.1 million for the three and nine months ended September 30, 2023, respectively, as compared to a loss of $6.3 million and $9.4 million for the three and nine months ended September 30, 2022, respectively. The transition from loss to gain was driven by a foreign currency gain of $8.5 million and $19.3 million from a capital redemption between subsidiaries with different functional currencies that occurred during the three and nine months ended September 30, 2023, respectively.

Benefit from/(Provision for) income taxes

Benefit from income taxes was $0.5 million for the three months ended September 30, 2023 as compared to $7.6 million for the three months ended September 30, 2022. Provision for income taxes for the three months ended September 30, 2023 reflects the mix of taxable income and deductions relating to our capital provision assets in various jurisdictions and an increase in the valuation allowance relating primarily to the deferred tax asset for currently nondeductible interest expense as compared to the three months ended September 30, 2022. Cash taxes paid were $2.1 million and $0.2 million for the three months ended September 30, 2023 and 2022, respectively.

Provision for income taxes was $15.6 million for the nine months ended September 30, 2023 as compared to $10.8 million for the nine months ended September 30, 2022. The increase in provision for income taxes for the nine months ended September 30, 2023 is due primarily to the realization of significantly higher taxable income, of which the predominant portion arose in lower tax jurisdictions outside of the United States and other higher tax jurisdictions, as compared to the nine months ended September 30, 2022. Cash taxes paid were $6.0 million and $0.8 million for the nine months ended September 30, 2023 and 2022, respectively.

Net income attributable to non-controlling interests

We consolidate certain entities that have other shareholders and/or investors, including the Strategic Value Fund, the Advantage Fund and BOF-C. With respect to the Strategic Value Fund, we earn management and performance fees as the appointed investment adviser and have an investment in the Strategic Value Fund. The Advantage Fund does not have a traditional management and performance fee structure, but instead we retain any excess returns after the first 10% of annual simple returns are remitted to the private fund investors. With respect to BOF-C, under the co-investing arrangement with the sovereign wealth fund, we (in our capacity as the appointed investment adviser) receive reimbursement of expenses from BOF-C up to a certain level before we or the sovereign wealth fund, as applicable, receive a return of capital. After the repayment of capital, we then receive a portion of the return generated from the assets held by BOF-C. We include 100% of BOF-C’s income and expenses in the applicable line items in our condensed consolidated statements of operations (for example, 100% of the income on BOF-C’s capital provision assets is included in capital provision income in our condensed consolidated statements of operations), and the net amount of those income and expense line items that relate to third-party interests is included in net income attributable to non-

Burford Capital Quarterly Report September 2023    46

controlling interests. In turn, this is deducted from net income to arrive at net income attributable to Burford Capital Limited shareholders in our condensed consolidated statements of operations. Net income attributable to non-controlling interests does not include Colorado. See note 2 (Summary of significant accounting policies—Consolidation) to our condensed consolidated financial statements for additional information with respect to our consolidation policies.

Net income attributable to non-controlling interests increased to $24.6 million for the three months ended September 30, 2023 as compared to $1.2 million for the three months ended September 30, 2022. The increase in net income attributable to non-controlling interests reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to increase in the fair value of assets held by BOF-C. The resulting effect is a period-over-period increase in capital provision income and an increase in the portion attributable to non-controlling interests.

Net income attributable to non-controlling interests increased 38% to $67.8 million for the nine months ended September 30, 2023 as compared to $49.2 million for the nine months ended September 30, 2022. The increase in net income attributable to non-controlling interests reflects non-controlling interests’ share of income on capital provision assets, the majority of which relates to increase in the fair value of assets held by BOF-C. The resulting effect is a period-over-period increase in capital provision income and an increase in the portion attributable to non-controlling interests.

Statement of financial position at September 30, 2023 as compared to December 31, 2022

The table below sets forth specified line items from our consolidated statements of financial position at September 30, 2023 and December 31, 2022.

($ in thousands)	September 30, 2023	December 31, 2022	Change
Cash and cash equivalents	255,568	107,658	147,910
Marketable securities	107,006	136,358	(29,352)
Due from settlement of capital provision assets	71,284	116,582	(45,298)
Capital provision assets	4,894,648	3,735,556	1,159,092

Cash and cash equivalents and marketable securities

Cash and cash equivalents increased 137% to $255.6 million at September 30, 2023 as compared to $107.7 million at December 31, 2022, and marketable securities decreased 22% to $107.0 million at September 30, 2023 as compared to $136.4 million at December 31, 2022. The net increase in cash and cash equivalents and marketable securities primarily reflects the proceeds from the issuance of the 2031 Notes and third-party net capital contributions, partially offset by continued deployments in excess of proceeds from capital provision assets and the redemption of the 2024 Bonds in July 2023.

Due from settlement of capital provision assets

Due from settlement of capital provision assets decreased 39% to $71.3 million at September 30, 2023 as compared to $116.6 million at December 31, 2022. The decrease in due from settlement of capital provision assets reflects the collection of receivables in the normal course of business, partially offset by the generation of new receivables. Of the $116.6 million of due from settlement receivables at December 31, 2022, 90% was collected in cash during the nine months ended September 30, 2023.

Capital provision assets

Capital provision assets increased 31% to $4.9 billion at September 30, 2023 as compared to $3.7 billion at December 31, 2022. The increase in capital provision assets reflects the increased level of deployments and significant fair value movements as described above.

47    Burford Capital Quarterly Report September 2023

Segments

We have two reportable segments, (i) capital provision segment—i.e., the provision of capital to the legal industry or in connection with legal matters, both directly and through investment in our private funds, and (ii) asset management and other services segment—i.e., the provision of services to the legal industry, including litigation insurance. Other corporate includes certain operating and non-operating activities that are not used internally to measure and evaluate the performance of the reportable segments.

The table below sets forth the components of our income/(loss) before income taxes by segment for the three months ended September 30, 2023 and 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Three months ended September 30, 2023
Total revenues	324,995	17,293	1,725	344,013	24,860	368,873
Total operating expenses	42,422	5,783	4,596	52,801	267	53,068
Total other expenses	28,493	403	(9,695)	19,201	1	19,202
Income/(loss) before income taxes	254,080	11,107	6,824	272,011	24,592	296,603

Three months ended September 30, 2022
Total (loss)/revenues	(15,335)	4,346	(3,234)	(14,223)	1,522	(12,701)
Total operating expenses	19,726	2,147	3,243	25,116	203	25,319
Total other expenses	18,739	606	7,214	26,559	104	26,663
Income/(loss) before income taxes	(53,800)	1,593	(13,691)	(65,898)	1,215	(64,683)

Change
Total revenues	340,330	12,947	4,959	358,236	23,338	381,574
Total operating expenses	22,696	3,636	1,353	27,685	64	27,749
Total other expenses	9,754	(203)	(16,909)	(7,358)	(103)	(7,461)
Income/(loss) before income taxes	307,880	9,514	20,515	337,909	23,377	361,286

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $254.1 million for the three months ended September 30, 2023 as compared to a loss before income taxes of $53.8 million for the three months ended September 30, 2022. The increase in income before taxes is primarily because of significant fair value increases for the YPF-related assets, offset by higher operating expenses due to an increase in long-term incentive compensation and legacy asset recovery incentive compensation driven by the underlying capital provision assets, including the fair value increase for YPF-related assets.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $11.1 million for the three months ended September 30, 2023 as compared to income of $1.6 million for the three months ended September 30, 2022. This increase in income before income taxes in the asset management and other services segment primarily reflects higher income from BOF-C partially offset by higher segment expenses.

On a Burford-only basis, in the other corporate segment, we generated income before income taxes of $6.8 million for the three months ended September 30, 2023 as compared to a loss before income taxes of $13.7 million for the three months ended September 30, 2022. The change to income before income taxes in the other corporate segment primarily reflects the income earned on marketable securities combined with a foreign currency transaction gain on a capital redemption between subsidiaries with different functional currencies during the three months ended September 30, 2023 as compared to the loss on marketable securities during the three months ended September 30, 2022.

Burford Capital Quarterly Report September 2023    48

The table below sets forth the components of our income/(loss) before income taxes by segment for the nine months ended September 30, 2023 and 2022.

					Reconciliation
		Asset		Total	Adjustment for
	Capital	management and	Other	segments	third-party	Total
($ in thousands)	provision	other services	corporate	(Burford-only)	interests	consolidated
Nine months ended September 30, 2023
Total revenues	676,402	43,216	6,309	725,927	68,402	794,329
Total operating expenses	115,643	19,354	15,380	150,377	622	150,999
Total other expenses	67,289	1,296	(19,012)	49,573	(32)	49,541
Income/(loss) before income taxes	493,470	22,566	9,941	525,977	67,812	593,789

Nine months ended September 30, 2022
Total revenues/(loss)	80,442	39,201	(12,211)	107,432	50,459	157,891
Total operating expenses	49,239	12,629	19,077	80,945	1,201	82,146
Total other expenses	52,600	1,465	13,026	67,091	107	67,198
Income/(loss) before income taxes	(21,397)	25,107	(44,314)	(40,604)	49,151	8,547

Change
Total revenues	595,960	4,015	18,520	618,495	17,943	636,438
Total operating expenses	66,404	6,725	(3,697)	69,432	(579)	68,853
Total other expenses	14,689	(169)	(32,038)	(17,518)	(139)	(17,657)
Income/(loss) before income taxes	514,867	(2,541)	54,255	566,581	18,661	585,242

On a Burford-only basis, in the capital provision segment, we generated income before income taxes of $493.5 million for the nine months ended September 30, 2023 as compared to a loss before income taxes of $21.4 million for the nine months ended September 30, 2022. This increase in income before income taxes in the capital provision segment is driven by significant fair value increases recognized for the YPF-related assets as well as higher realized gains for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022.

On a Burford-only basis, in the asset management and other services segment, we generated income before income taxes of $22.6 million for the nine months ended September 30, 2023 as compared to $25.1 million for the nine months ended September 30, 2022. This decrease in income before income taxes in the asset management and other services segment primarily reflects the insurance income in 2023 as compared to the insurance loss in 2022, offset by higher segment expenses in 2023 as compared to 2022.

On a Burford-only basis, in the other corporate segment, we generated income before income taxes of $9.9 million for the nine months ended September 30, 2023 as compared to a loss before income taxes of $44.3 million for the nine months ended September 30, 2022. This increase in income before income taxes in the other corporate segment for the nine months ended September 30, 2023 primarily reflects the higher income earned on marketable securities, a foreign currency transaction gain on a capital redemption between subsidiaries with different functional currencies and a decrease in segment expenses as compared to the nine months ended September 30, 2022.

Portfolio

Overview

We count each of our contractual relationships as an “asset”, although many such relationships are composed of multiple underlying litigation matters that are often cross collateralized rather than reliant on the performance of a single matter. At September 30, 2023, our Burford-only portfolio consisted of 222 assets held directly and 11 additional assets held indirectly through the Strategic Value Fund and the Advantage Fund. At December 31, 2022, our Burford-only portfolio consisted of 211 assets held directly and nine additional assets held indirectly through the Strategic Value Fund and the Advantage Fund.

49    Burford Capital Quarterly Report September 2023

The tables below set forth our portfolio at September 30, 2023 and December 31, 2022 on consolidated, Burford-only and Group-wide bases.

	September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only		Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,160,058	(515,397)	1,644,661		411,053	452,944	2,508,658
Plus: Fair value adjustments	2,508,769	(847,616)	1,661,153		151,447	185,488	1,998,088
Fair value	4,668,827	(1,363,013)	3,305,814		562,500	638,432	4,506,746

Capital provision assets - indirect:
Fair value	225,821	(187,888)	37,933	(1)	187,888	-	225,821

Total capital provision assets	4,894,648	(1,550,901)	3,343,747	(1)	750,388	638,432	4,732,567

Post-settlement assets:
Deployed cost	-	-	-		302,941	-	302,941
Plus: Fair value adjustments	-	-	-		81,928	-	81,928
Fair value	-	-	-		384,869	-	384,869

Undrawn commitments:
Capital provision-direct	1,778,079	(405,524)	1,372,555		152,487	404,940	1,929,982
Capital provision-indirect	33,745	(28,121)	5,624		28,121	-	33,745
Post-settlement	-	-	-		22,396	-	22,396
Total undrawn commitments	1,811,824	(433,645)	1,378,179		203,004	404,940	1,986,123

Total portfolio	6,706,472	(1,984,546)	4,721,926		1,338,261	1,043,372	7,103,559
1.	The fair value of Burford-only capital provision-indirect assets does not include $0.4 million of our interests in the Strategic Value Fund. All assets held at the Strategic Value Fund have concluded at September 30, 2023, and the Strategic Value Fund is in the process of liquidating at the date of this Quarterly Report.

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only		Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	1,934,662	(448,512)	1,486,150		422,098	383,322	2,291,570
Plus: Fair value adjustments	1,687,641	(569,786)	1,117,855		133,122	133,660	1,384,637
Fair value	3,622,303	(1,018,298)	2,604,005		555,220	516,982	3,676,207

Capital provision assets - indirect:
Fair value	113,253	(81,839)	31,414	(1)	81,840	-	113,254

Total capital provision assets	3,735,556	(1,100,136)	2,635,419		637,060	516,982	3,789,461

Post-settlement assets:
Deployed cost	-	-	-		358,193	-	358,193
Plus: Fair value adjustments	-	-	-		81,067	-	81,067
Fair value	-	-	-		439,260	-	439,260

Undrawn commitments:
Capital provision-direct	1,671,327	(372,279)	1,299,048		182,372	371,724	1,853,144
Capital provision-indirect	49,400	(41,167)	8,233		41,167	-	49,400
Post-settlement	-	-	-		15,606	-	15,606
Total undrawn commitments	1,720,727	(413,446)	1,307,281		239,145	371,724	1,918,150

Total portfolio	5,456,283	(1,513,583)	3,942,700		1,315,465	888,706	6,146,871
1.	The fair value of $31.4 million for the Burford-only capital provision-indirect assets did not include an additional $1.0 million for the Burford-only portion of the receivable from due from settlement of capital provision assets on concluded assets in the Strategic Value Fund for a total fair value of $32.4 million for Burford-only capital provision-indirect assets as noted in the table under “—Reconciliations—Capital provision asset reconciliations”.

On a Group-wide basis, the total portfolio increased by 16% during the nine months ended September 30, 2023. On a Burford-only basis, the total portfolio increased by 20% to $4.7 billion at September 30, 2023 as compared to $3.9 billion at December 31, 2022. The growth of the Burford-only total portfolio during the nine months ended September 30, 2023 is driven largely by growth in fair value adjustments in capital provision-direct assets, coupled with growth in

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new deployments and commitments. In addition, additional asset deployments in the Advantage Fund have contributed to an increase in capital provision-indirect assets.

Fair value of capital provision assets

Valuation policy

We updated our valuation policy for capital provision assets in connection with the preparation of the 2022 Annual Report and have applied our revised valuation approach to our condensed consolidated financial statements included in this Quarterly Report. See note 2 (Summary of significant accounting policies—Fair value of financial instruments) to our condensed consolidated financial statements for additional information.

Fair value of capital provision assets

The aggregate fair value of our capital provision assets on a consolidated basis was $4.9 billion and $3.7 billion at September 30, 2023 and December 31, 2022, respectively. On a consolidated basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $659.4 million, or 22% of the aggregate fair value excluding the YPF-related assets, at September 30, 2023 as compared to $518.5 million, excluding the YPF-related assets, or 21% of the aggregate fair value excluding the YPF-related assets, at December 31, 2022. These increases reflect the progress of our portfolio as courts continue to address their backlogs related to the Covid-19 pandemic.

The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at September 30, 2023 and December 31, 2022 on a consolidated basis.

(GAAP)	September 30, 2023			December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	64,835	1,866,178	1,931,013	61,610	1,170,939	1,232,549
Other assets	2,304,237	659,398	2,963,635	1,984,539	518,468	2,503,007
Total capital provision assets	2,369,072	2,525,576	4,894,648	2,046,149	1,689,407	3,735,556

On a Burford-only basis, the aggregate fair value adjustments on our portfolio of capital provision assets, excluding the YPF-related assets, were $437.1 million, or 21% of the aggregate fair value excluding the YPF-related assets, at September 30, 2023 as compared to $348.6 million, excluding the YPF-related assets, or 19% of the aggregate fair value excluding the YPF-related assets, at December 31, 2022. The table below sets forth the deployed cost, unrealized gain and fair value of the YPF-related assets and other assets at September 30, 2023 and December 31, 2022 on a Burford-only basis.

(Non-GAAP)	September 30, 2023			December 31, 2022
($ in thousands)	Deployed cost	Unrealized gain	Fair value	Deployed cost	Unrealized gain	Fair value
YPF-related assets	57,850	1,227,918	1,285,768	54,625	768,410	823,035
Other assets	1,621,343	437,067	2,058,410	1,464,822	348,583	1,813,405
Total capital provision assets	1,679,193	1,664,985	3,344,178	1,519,447	1,116,993	2,636,440

Fair value of YPF-related assets

The determination of the fair value of the YPF-related assets—our financing of the Petersen and Eton Park claims—is based on the same methodology which we use to value all of our other capital provision assets. In June 2019, we sold a portion of the Petersen claim, constituting $100.0 million of a $148.0 million placement, to a number of institutional investors. Other third-party holders sold the remaining portion. Given the size of this sale and the participation of a meaningful number of third-party institutional investors, we concluded that this market evidence should be factored into our valuation process of the YPF-related assets. As a result, we have utilized the implicit valuation of the Petersen claim to calibrate our model to determine the fair value of the YPF-related assets in subsequent periods through September 30, 2023. Episodic subsequent trading of portions of the Petersen claim have not been factored into our valuation process of the YPF-related assets.

On March 31, 2023, the United States District Court for the Southern District of New York (the “Court”) issued its opinion and order (the “March 2023 Ruling”) in connection with the summary judgment motions filed by the parties in the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012, (ii) YPF was not liable for failing to enforce its bylaws against Argentina, (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing and (iv) an evidentiary hearing was needed to resolve two factual issues to enable the computation of damages, where those issues were (1) the date on which the Republic of Argentina should have made a tender offer for YPF S.A.’s shares and (2) the appropriate rate of pre-judgment interest to be applied.

51    Burford Capital Quarterly Report September 2023

On September 8, 2023, the Court issued its findings of fact and conclusions of law (the “September 2023 Ruling”) in connection with the Petersen and Eton Park cases against the Republic of Argentina and YPF S.A. In summary, the Court decided the issues raised at the evidentiary hearing in Petersen’s and Eton Park’s favor, holding that the appropriate date for the tender offer was April 16, 2012 and that pre-judgment interest should run from May 3, 2012 at a simple interest rate of 8%.

On September 15, 2023, the Court issued a final judgment (the “September 2023 Final Judgment”) that resulted in a complete win by Petersen and Eton Park with respect to damages against Argentina of $16.1 billion, comprised of $14.3 billion due to Petersen and $1.7 billion due to Eton Park. The September 2023 Final Judgment awards post-judgment interest at a rate of 5.42% per annum, computed daily to the date of payment and compounded annually. On October 10, 2023, Argentina filed a notice of appeal with the U.S. Court of Appeals for the Second Circuit, and on October 18, 2023, Petersen and Eton Park filed a notice a cross-appeal as to the dismissal of their claims against YPF.

On a consolidated basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) increased to $1.9 billion at September 30, 2023 as compared to $1.2 billion at December 31, 2022, due primarily to fair value adjustments in the YPF-related assets due to the impact of the March 2023 Ruling and the September 2023 Final Judgment. On a consolidated basis, our cost basis increased by $3.2 million and our unrealized gain increased by $695.2 million to $64.8 million and $1.9 billion, respectively, during the nine months ended September 30, 2023.

On a Burford-only basis, the fair value of the YPF-related assets (both Petersen and Eton Park combined) increased to $1.3 billion at September 30, 2023 as compared to $823.0 million at December 31, 2022, due primarily to fair value adjustments in the YPF-related assets due to the impact of the March 2023 Ruling and the September 2023 Final Judgment. On a Burford-only basis, our cost basis increased by $3.2 million and our unrealized gain increased by $459.5 million to $57.9 million and $1.2 billion, respectively, during the nine months ended September 30, 2023.

Gains from capital provision-direct portfolio

The table below sets forth the components of our total capital provision-direct income for the three and nine months ended September 30, 2023 and 2022 on a consolidated basis.

(GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

Realized gains relative to cost	33,778	51,202	161,183	83,287
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	455,140	(62,548)	821,450	82,490
Foreign exchange gains/(losses)	2,902	(4,735)	6,746	(10,343)
Other	-	3,657	-	3,657
Total capital provision-direct income	491,820	(12,424)	989,379	159,091

Consolidated realized gains

On a consolidated basis, realized gains on the capital provision-direct portfolio were $33.8 million for the three months ended September 30, 2023 compared to $51.2 million for the three months ended September 30, 2022. Realized gains of $33.8 million comprised $49.4 million in gross realized gains offset by $15.6 million in gross realized losses for the three months ended September 30, 2023. Both the gains and losses arose from several different matters that concluded during the period and were not driven by any individually significant matter. In the comparative period, realized gains were $51.2 million and consisted of all realized gains. For the three months ended September 30, 2022, there were realized gains that offset certain realized losses of $0.3 million as shown by the change in gross realized losses to $3.9 million for the nine months ended September 30, 2022. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the three months ended September 30, 2023, gross realized losses represented an annualized rate of 2.8% as compared to 0.8% for the year ended December 31, 2022.

On a consolidated basis, realized gains on the capital provision-direct portfolio increased to $161.2 million for the nine months ended September 30, 2023 as compared to $83.3 million for the nine months ended September 30, 2022. Realized gains of $161.2 million comprised $204.3 million in gross realized gains offset by $43.1 million in gross realized losses for the nine months ended September 30, 2023. Within the $204.3 million of realized gains, the largest individual realized gain was just under $50.0 million resulting from the resolution of a single insolvency matter. A significant portion of the realized loss was due to one matter in the second quarter of 2023 that had previously been largely written off in a prior period. In the comparative period, realized gains were $83.3 million and consisted of $87.2 million of gross realized gains offset by $3.9 million of gross realized losses. As a percentage of average capital provision-direct assets at cost on a consolidated basis during the nine months ended September 30, 2023, gross realized losses represented an annualized rate of 2.7% as compared to 0.8% for the year ended December 31, 2022.

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Consolidated unrealized gains

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to a net unrealized gain of $455.1 million for the three months ended September 30, 2023 as compared to an unrealized loss of $62.5 million for the three months ended September 30, 2022. This increase in fair value adjustments in the three months ended September 30, 2023 consisted of $417.9 million on the YPF-related assets because of the September 2023 Final Judgment as well as $37.2 million of other fair value adjustments, which also saw the adjusted risk premium in the fair value methodology to decrease to 29.8% at September 30, 2023 from 33.1% at June 30, 2023.

On a consolidated basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to $821.5 million for the nine months ended September 30, 2023 as compared to $82.5 million for the nine months ended September 30, 2022. This increase in fair value adjustments consisted of $695.2 million on the YPF-related assets because of the March 2023 Ruling and the September 2023 Final Judgment as well as $126.3 million of other fair value adjustments, which also saw the adjusted risk premium in the fair value methodology to decrease to 29.8% at September 30, 2023 from 38.1% at December 31, 2022. Also, the $126.3 million increase in fair value adjustments, excluding YPF-related assets, comes despite the impact of the capital provision-direct portfolio’s weighted average discount rate increasing from 7.3% to 7.9% during the nine months ended September 30, 2023 which decreased our fair value adjustments for the nine months ended September 30, 2023.

The table below sets forth the components of our total capital provision-direct income for the three and nine months ended September 30, 2023 and 2022 on a Burford-only basis.

(Non-GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

Realized gains relative to cost	29,145	36,269	123,539	62,870
Fair value adjustment during the period, net of previous unrealized gains transferred to realized gains	288,517	(47,943)	540,506	25,648
Foreign exchange gains/(losses)	3,853	(3,004)	7,048	(8,329)
Other	-	3,779	-	3,657
Total capital provision-direct income	321,515	(10,899)	671,093	83,846

Burford-only realized gains

On a Burford-only basis, realized gains on the capital provision-direct portfolio were $29.1 million for the three months ended September 30, 2023 as compared to $36.3 million for the three months ended September 30, 2022. Realized gains of $29.1 million comprised $42.5 million in gross realized gains offset by $13.4 million in gross realized losses for the three months ended September 30, 2023. Both the gains and losses arose from several different matters that concluded during the period and were not driven by any individually significant matter. In the comparative period, realized gains relative to cost were $36.3 million and consisted of all realized gains. For the three months ended September 30, 2022, there were realized gains that offset certain realized losses of $0.2 million as shown by the change in the gross realized losses to $2.8 million for the nine months ended September 30, 2022. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the three months ended September 30, 2023, gross realized losses represented an annualized rate of 3.2% as compared to 1.0% for the year ended December 31, 2022.

On a Burford-only basis, realized gains on the capital provision-direct portfolio increased to $123.5 million for the nine months ended September 30, 2023 as compared to $62.9 million for the nine months ended September 30, 2022. Realized gains of $123.5 million comprised $162.2 million in gross realized gains offset by $38.7 million in gross realized losses for the nine months ended September 30, 2023. Within the $162.2 million of realized gains, the largest individual realized gain was $37.0 million resulting from the resolution of an asset recovery matter. A significant portion of the realized loss was due to one matter in the second quarter of 2023 that had previously been largely written off in a prior period. In the comparative period, realized gains were $62.9 million and consisted of $65.7 million of gross realized gains offset by $2.8 million of gross realized losses. As a percentage of average capital provision-direct assets at cost on a Burford-only basis during the nine months ended September 30, 2023, gross realized losses represented an annualized rate of 3.3% as compared to 1.0% for the year ended December 31, 2022.

Burford-only unrealized gains

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to an unrealized gain of $288.5 million for the three months ended September 30, 2023 as compared to a loss of $47.9 million for the three months ended September 30, 2022. This

53    Burford Capital Quarterly Report September 2023

increase in fair value adjustments consisted of $277.2 million on the YPF-related assets owing to the September 2023 Final Judgment as well as $11.3 million of other fair value adjustments.

On a Burford-only basis, fair value adjustments, net of previously recognized unrealized gains transferred to realized gains, on the capital provision-direct portfolio increased to $540.5 million for the nine months ended September 30, 2023 as compared to $25.6 million for the nine months ended September 30, 2022. This increase in fair value adjustments consisted of $459.5 million on the YPF-related assets owing to the March 2023 Ruling and the September 2023 Final Judgment as well as $81.0 million of other fair value adjustments, which outweighed the discount rate effect of increased rates due to the movement in market interest rates.

Undrawn commitments

Our portfolio includes amounts deployed and fair value adjustments, as well as commitments that have not been funded and, therefore, are expected to become deployments at some future date. As our funding commitments may not be deployed for a variety of reasons, they are considered undrawn. See note 13 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to undrawn commitments.

At September 30, 2023 and December 31, 2022, our consolidated undrawn commitments were $1.8 billion and $1.7 billion, respectively.

The tables below set forth the components of our total undrawn commitments at September 30, 2023 and December 31, 2022 on consolidated, Burford-only and Group-wide bases.

	September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,811,824	(433,645)	1,378,179	70%	180,608	9%	404,940	21%	1,963,727
Post-settlement assets	-	-	-		22,396	100%	-	0%	22,396
Total undrawn commitments	1,811,824	(433,645)	1,378,179	70%	203,004	10%	404,940	20%	1,986,123

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision assets	1,720,727	(413,446)	1,307,281	68%	223,539	12%	371,724	20%	1,902,544
Post-settlement assets	-	-	-	0%	15,606	100%	-	0%	15,606
Total undrawn commitments	1,720,727	(413,446)	1,307,281	69%	239,145	12%	371,724	19%	1,918,150

Our undrawn commitments are primarily attributable to the capital provision-direct portfolio. Other undrawn commitments are the responsibility of our private funds and other capital pools, which plan separately and have other sources of liquidity to be able to meet those undrawn commitments, typically by calling capital from their investors. At September 30, 2023 and December 31, 2022, we had legal risk management undrawn commitments of $49.0 million and $75.3 million, respectively, none of which we expect to fund and none of which can be drawn on any sort of accelerated basis as these commitments are to cover an indemnity or insurance for adverse costs, such that a deployment would only occur if there were losses in the underlying cases.

The table below sets forth the components of our total capital provision undrawn commitments at September 30, 2023 and December 31, 2022 on a Burford-only basis.

(Non-GAAP)	September 30, 2023	% of total	December 31, 2022	% of total
($ in thousands)
Definitive undrawn commitments	531,205	40%	583,507	48%
Discretionary undrawn commitments	792,336	60%	640,201	52%
Total legal finance undrawn commitments	1,323,541	100%	1,223,708	100%
Legal risk undrawn commitments	49,014		75,340
Total capital provision-direct undrawn commitments	1,372,555		1,299,048
Capital provision-indirect undrawn commitments (definitive)	5,624		8,233
Total capital provision undrawn commitments	1,378,179		1,307,281

See “—Reconciliations—Reconciliations of capital provision undrawn commitments” for the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at September 30, 2023 and December 31, 2022.

Burford Capital Quarterly Report September 2023    54

Our undrawn commitments can be divided into two categories: discretionary and definitive.

▪	Discretionary commitments are those where we retain a considerable degree of discretion over whether to advance capital and generally would not suffer an adverse financial consequence from failing to do so. Deployments on discretionary commitments are entirely within our control as we can decline to make the commitment if we do not want to deploy capital at that time.
▪	Definitive commitments are those commitments where we are contractually obligated to fund incremental capital and failure to do so would typically result in adverse contractual consequences (such as a dilution in our returns or the loss of our funded capital in a case).

We believe we have significant visibility into, and control over, our deployments, as a significant portion of our commitments is discretionary. We also believe that we have good visibility into the timing of when definitive commitments will be drawn, partly because many of our agreements structure future draws on an explicit timetable or with reference to case events and partly because we have insight into the timing of individual legal actions.

Portfolio tenor

The timing of realizations is difficult to forecast and is rarely a matter that we control. The reality of litigation is that a majority of cases settle and pay proceeds in a relatively short period of time, and a minority of cases go on to adjudication, which takes longer. Adjudication timing is subject to a myriad of factors, including delaying tactics by litigation opponents and court dockets and schedules, and the Covid-19 pandemic has added to this uncertainty. However, we are now seeing the impacts from the Covid-19 pandemic begin to subside. We believe that the impact of the Covid-19 pandemic delaying trial dates also has caused a delay in settlement timing, as an impending trial often can be a catalyst for a settlement. We do not believe there is a correlation between asset life and asset quality and generally structure our asset pricing to compensate us if assets take longer to resolve.

We provide extensive data about the WAL of our concluded portfolio, although this data may not be predictive of the ultimate WAL of our existing portfolio. The WAL of our concluded portfolio may lengthen over time if the longer-tenor assets in our existing portfolio account for a greater share of future concluded cases. Conversely, if our larger, more recently originated cases conclude relatively quickly, the WAL of our concluded portfolio could decrease.

In calculating the WAL of our portfolio, we compute a weighted average of the WALs of individual assets. On that basis, we assess the weighted average lives (beginning at the point of average deployment) of the concluded capital provision-direct portfolio, weighted both by deployed cost and realizations. Weighting by deployed cost provides a view on how long on average a dollar of capital is deployed, while weighting by realizations provides a view on how long on average it takes to recover a dollar of return.

The WALs of the concluded assets in our Burford-only capital provision-direct portfolio increased slightly at September 30, 2023 as compared to WALs of the concluded assets at December 31, 2022. As mentioned above, the impact from the Covid-19 pandemic delaying settlement timing is expected to cause a slight increase in WALs. In addition, the losses during the nine months ended September 30, 2023 added to the effect on the WAL weighted by deployed cost, which factors in all deployments whereas WAL weighted by realizations is less impacted by losses or lack of returns. The table below sets forth the WALs, weighted by deployed cost and realizations, of the concluded assets in our capital provision-direct portfolio at September 30, 2023 and December 31, 2022 on a Burford-only basis.

(in years)	September 30, 2023	December 31, 2022
WAL weighted by deployed cost	2.3	2.1
WAL weighted by realizations	2.5	2.4

Returns on concluded portfolio

The table below sets forth our ROIC, IRR and cumulative realizations on concluded assets in our capital provision-direct portfolio at September 30, 2023 and December 31, 2022 since inception on a Burford-only basis.

($ in thousands)	September 30, 2023	December 31, 2022
ROIC	87%	88%
IRR	27%	29%
Cumulative realizations	2,485,185	2,211,084

As our older vintages conclude, we may see IRR decrease slightly as the impact from the Covid-19 pandemic caused delays in settlement timing. Two assets from our earlier vintages, one from 2010 and another from 2014, concluded during the three months ended September 30, 2023 and, given the longer life of these assets, this lengthened the WAL by deployed cost and lowered IRR on our concluded portfolio.

55    Burford Capital Quarterly Report September 2023

We do not consider cases to be concluded (and therefore part of these return metrics on our concluded portfolio) until there is no longer any litigation risk remaining. Return metrics on our concluded portfolio do not include fair value adjustments, either positive or negative. As a result, these return figures do not include the impact, positive or negative, of developments on matters while they remain pending.

New commitments

The tables below set forth the components of our new commitments for the three months ended September 30, 2023 and 2022 on Burford-only and Group-wide bases.

(Non-GAAP)	Three months ended September 30, 2023
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	17,648	99%	28	0%	141	1%	17,817
Capital provision-indirect	3,776	17%	18,876	83%	-	0%	22,652
Post-settlement	-	0%	4,000	100%	-	0%	4,000
Total new commitments	21,424	48%	22,904	52%	141	0%	44,469

(Non-GAAP)	Three months ended September 30, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	105,342	97%	179	0%	3,093	3%	108,614
Capital provision-indirect	2,917	17%	14,583	83%	-	0%	17,500
Post-settlement	-	0%	6,051	100%	-	0%	6,051
Total new commitments	108,259	82%	20,813	16%	3,093	2%	132,165

Group-wide new commitments were $44.5 million, including $17.8 million within capital provision-direct, for the three months ended September 30, 2023 as compared to Group-wide new commitments of $132.2 million, including $108.6 million within capital provision-direct, for the three months ended September 30, 2022, reflecting period-to-period volatility. New business activity in the third quarter is typically slower due to the summer season. Within capital provision-indirect, the Advantage Fund also added $22.7 million of new commitments during the three months ended September 30, 2023, compared to $17.5 million of new commitments during the three months ended September 30, 2023.

Burford-only new commitments were $21.4 million, including $17.6 million within capital provision-direct, for the three months ended September 30, 2023 as compared to Burford-only new commitments of $108.3 million, all within capital provision-direct, for the three months ended September 30, 2022. Burford-only share of Group-wide capital provision-direct new commitments increased to 99% for the three months ended September 30, 2023 from 97% for the three months ended September 30, 2022. Across both periods, our allocation policy shares eligible capital provision assets using a split of 75/25 between the balance sheet and BOF-C. The higher percentage of 99% of new commitments by the balance sheet for the three months ended September 30, 2022 reflects certain assets which are not eligible to be allocated to BOF-C.

The tables below set forth the components of our new commitments for the nine months ended September 30, 2023 and 2022 on Burford-only and Group-wide bases.

(Non-GAAP)	Nine months ended September 30, 2023
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	448,682	77%	857	0%	137,803	23%	587,342
Capital provision-indirect	21,609	17%	108,043	83%	-	0%	129,652
Post-settlement	-	0%	49,099	100%	-	0%	49,099
Total new commitments	470,291	61%	157,999	21%	137,803	18%	766,093

(Non-GAAP)	Nine months ended September 30, 2022
($ in thousands)	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	400,568	83%	886	0%	83,892	17%	485,346
Capital provision-indirect	2,917	17%	14,583	83%	-	0%	17,500
Post-settlement	-	0%	74,272	100%	-	0%	74,272
Total new commitments	403,485	70%	89,741	15%	83,892	15%	577,118

Group-wide new commitments were $766.1 million, including $587.3 million within capital provision-direct, for the nine months ended September 30, 2023 as compared to Group-wide new commitments of $577.1 million, including $485.3 million within capital provision-direct, for the nine months ended September 30, 2022. Group-wide capital provision-direct new commitments increased 21% for the nine months ended September 30, 2023, as we closed a single commitment of $253.0 million during the period, which was double the size of the largest commitment of $125.0 million during the nine months ended September 30, 2022. Within capital provision-indirect, the Advantage Fund also

Burford Capital Quarterly Report September 2023    56

added $129.7 million of new commitments within capital provision-indirect during the nine months ended September 30, 2023, compared to $17.5 million of new commitments during the nine months ended September 30, 2023.

Burford-only new commitments were $470.3 million, including $448.7 million within capital provision-direct, for the nine months ended September 30, 2023 as compared to Burford-only new commitments of $403.5 million, including $400.6 million within capital provision-direct, for the nine months ended September 30, 2022. Burford-only share of Group-wide capital provision-direct new commitments was 77% for the nine months ended September 30, 2023 as compared to 83% for the nine months ended September 30, 2022. Since May 2022, our allocation policy was restructured to share eligible capital provision assets using a split of 75/25 between the balance sheet and BOF-C, whereas prior to May 2022 our balance sheet and BOF-C each took 50% of eligible assets. The higher percentage of 83% of new commitments by the balance sheet for the three months ended September 30, 2022 reflects certain assets which are not eligible to be allocated to BOF-C.

Deployments

The tables below set forth the components of our deployments for the three months ended September 30, 2023 and 2022 on consolidated, Burford-only and Group-wide bases.

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	69,690	(13,704)	55,986	68%	4,379	5%	21,819	27%	82,184
Capital provision-indirect	32,257	(26,881)	5,376	17%	26,881	83%		0%	32,257
Post-settlement	-	-	-	0%	7,466	100%		0%	7,466
Total deployments	101,947	(40,585)	61,362	50%	38,726	32%	21,819	18%	121,907

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	197,916	(44,627)	153,289	75%	6,277	3%	45,155	22%	204,721
Capital provision-indirect	9,653	(7,923)	1,730	17%	8,422	83%	-	0%	10,152
Post-settlement	-	-	-	0%	7,419	100%	-	0%	7,419
Total deployments	207,569	(52,550)	155,019	70%	22,118	10%	45,155	20%	222,292

On a consolidated basis, total deployments were $101.9 million for the three months ended September 30, 2023, down from $207.6 million for the three months ended September 30, 2022. On a Burford-only basis, total deployments were $61.4 million for the three months ended September 30, 2023, down from $155.0 million for the three months ended September 30, 2022. On a Group-wide basis, total deployments were $121.9 million for the three months ended September 30, 2023, down from $222.3 million for the three months ended September 30, 2022. On both consolidated and Group-wide bases, the decrease in deployments included a large deployment of a capital provision-direct asset for $85.0 million in 2022 ($63.8 million on a Burford-only basis), with no deployments of comparable size in the three months ended September 30, 2023.

The tables below set forth the components of our deployments for the nine months ended September 30, 2023 and 2022 on consolidated, Burford-only and Group-wide bases.

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	401,215	(96,783)	304,432	73%	17,362	4%	97,775	23%	419,569
Capital provision-indirect	145,051	(120,876)	24,175	17%	120,876	83%	-	0%	145,051
Post-settlement	-	-	-	0%	43,272	100%	-	0%	43,272
Total deployments	546,266	(217,659)	328,607	54%	181,510	30%	97,775	16%	607,892

	Nine months ended September 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	381,482	(106,063)	275,419	69%	20,944	5%	105,459	26%	401,822
Capital provision-indirect	29,829	(24,699)	5,130	17%	25,198	83%	-	0%	30,328
Post-settlement	-	-	-	0%	50,571	100%	-	0%	50,571
Total deployments	411,311	(130,762)	280,549	58%	96,713	20%	105,459	22%	482,721

57    Burford Capital Quarterly Report September 2023

On a consolidated basis, total deployments were $546.3 million for the nine months ended September 30, 2023, up 33% from $411.3 million for the nine months ended September 30, 2022. On a Burford-only basis, total deployments were $328.6 million for the nine months ended September 30, 2023, up 17% from $280.5 million for the nine months ended September 30, 2022. On a Group-wide basis, total deployments were $607.9 million for the nine months ended September 30, 2023, up 26% from $482.7 million for the nine months ended September 30, 2022. On each of consolidated, Burford-only and Group-wide bases, the increase in deployments included a large single deployment of a capital provision-direct asset for over $150.0 million.

The table below sets forth the deployments by vintage for the three months and nine months ended September 30, 2023 on a Burford-only basis.

(Non-GAAP)	Three months ended	Nine months ended
($ in thousands)	September 30, 2023	September 30, 2023
2009 Vintage	—	—
2010 Vintage	—	—
2011 Vintage	—	—
2012 Vintage	—	—
2013 Vintage	100	171
2014 Vintage	223	1,390
2015 Vintage	2,108	6,971
2016 Vintage	3,375	6,258
2017 Vintage	907	11,069
2018 Vintage	1,108	10,838
2019 Vintage	2,751	15,875
2020 Vintage	5,677	17,969
2021 Vintage	9,587	24,829
2022 Vintage	14,568	55,467
2023 Vintage	15,582	153,596
Total deployments	55,986	304,432

On a Burford-only basis, total capital provision-direct deployments were $56.0 million during the three months ended September 30, 2023. Of the total capital deployed during the period, 28% were related to the 2023 vintage year.

On a Burford-only basis, total capital provision-direct deployments were $304.2 million during the three months ended September 30, 2023. Of the total capital deployed during the period, 50% were related to the 2023 vintage year.

See “—Reconciliations—Deployments reconciliations” for the reconciliations of our consolidated deployments to Burford-only deployments for the three and nine months ended September 30, 2023 and 2022.

Realizations

We consider a legal finance asset to be concluded where there is no longer any litigation risk remaining, generally because of an agreed settlement or a final judgment. Upon conclusion, we record the legal finance asset, including both capital and return, as having been realized. At that point, we recognize the amount due to us for our capital and return as either cash or a due from settlement of capital provision assets receivable. Cash proceeds can be calculated by netting realizations with the change in due from settlement of capital provision assets receivables.

The tables below set forth the components of our realizations for the three months ended September 30, 2023 and 2022 on consolidated, Burford-only and Group-wide bases.

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	89,162	(10,004)	79,158	74%	16,539	15%	12,243	11%	107,940
Capital provision-indirect	19,575	(6,228)	13,347	68%	6,228	32%	-	0%	19,575
Post-settlement	-	-	-	0%	20,050	100%	-	0%	20,050
Total realizations	108,737	(16,232)	92,505	63%	42,817	29%	12,243	8%	147,565

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	160,224	(37,946)	122,278	51%	78,455	33%	37,224	16%	237,957
Capital provision-indirect	8,345	(4,758)	3,587	31%	7,847	69%	-	0%	11,434
Post-settlement	-	-	-	0%	12,146	100%	-	0%	12,146
Total realizations	168,569	(42,704)	125,865	48%	98,448	38%	37,224	14%	261,537

Burford Capital Quarterly Report September 2023    58

On a consolidated basis, total realizations were $108.7 million for the three months ended September 30, 2023, down 35% from $168.6 million for the three months ended September 30, 2022. On a Burford-only basis, total realizations were $92.5 million for the three months ended September 30, 2023, down 27% from $125.9 million for the three months ended September 30, 2022. On a Group-wide basis, total realizations were $147.6 million for the three months ended September 30, 2023, down 44% from $261.5 million for the three months ended September 30, 2022. While the three months comparison period-over-period is lower due to a one off large realization in the third quarter of 2022, we look at realizations on an annual basis given that we generally cannot control the timing of when a matter resolves.

The tables below set forth the components of our realizations for the nine months ended September 30, 2023 and 2022 on consolidated, Burford-only and Group-wide bases.

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	335,414	(61,313)	274,101	64%	89,915	21%	64,994	15%	429,010
Capital provision-indirect	59,219	(39,317)	19,902	34%	39,002	66%	-	0%	58,904
Post-settlement	-	-	-	0%	118,307	100%	-	0%	118,307
Total realizations	394,633	(100,630)	294,003	48%	247,224	41%	64,994	11%	606,221

	Nine months ended September 30, 2022
	(GAAP)	(Non-GAAP)
		Eliminations and
($ in thousands)	Consolidated	adjustments	Burford-only		Other funds		BOF-C		Group-wide
Capital provision-direct	236,204	(43,724)	192,480	56%	102,836	30%	49,543	14%	344,859
Capital provision-indirect	20,811	(11,125)	9,686	27%	25,749	73%	-	0%	35,435
Post-settlement	-	-	-	0%	50,449	100%	-	0%	50,449
Total realizations	257,015	(54,849)	202,166	47%	179,034	41%	49,543	12%	430,743

On a consolidated basis, total realizations were $394.6 million for the nine months ended September 30, 2023, up 54% from $257.0 million for the nine months ended September 30, 2022. On a Burford-only basis, total realizations were $294.0 million for the nine months ended September 30, 2023, up 45% from $202.2 million for the nine months ended September 30, 2022. On a Group-wide basis, total realizations were $606.2 million for the nine months ended September 30, 2023, up 41% from $430.7 million for the nine months ended September 30, 2022, and capital provision-direct realizations were $429.0 million for the nine months ended September 30, 2023, up 24% from $344.9 million for the nine months ended September 30, 2022.

Since inception, we have generated $2.5 billion in realizations from concluded or partially concluded assets from Burford-only capital provision-direct assets, which had a deployed cost of $1.3 billion, earning $1.2 billion in realized gains. On a Burford-only basis, at September 30, 2023 and December 31, 2022, we had $1.6 billion and $1.5 billion of deployed costs in ongoing assets (calculated at original exchange rates).

We expect to see significant realizations over time. However, period-to-period volatility is characteristic of our business, and the timing of realizations is uncertain. We can neither predict nor control the timing of the realizations on our legal finance assets.

The table below sets forth the realizations by vintage of case for the three months and nine months ended September 30, 2023 on a Burford-only basis.

(Non-GAAP)	Three months ended	Nine months ended
($ in thousands)	September 30, 2023	September 30, 2023
2009 Vintage	—	—
2010 Vintage	4,896	4,896
2011 Vintage	—	—
2012 Vintage	—	—
2013 Vintage	26	132
2014 Vintage	21,286	24,639
2015 Vintage	—	14,365
2016 Vintage	225	3,930
2017 Vintage	15,915	28,056
2018 Vintage	3,394	8,347
2019 Vintage	783	91,036
2020 Vintage	19,019	67,710
2021 Vintage	5,450	15,170
2022 Vintage	8,127	15,709
2023 Vintage	37	111
Total realizations	79,158	274,101

59    Burford Capital Quarterly Report September 2023

On a Burford-only basis, total capital provision-direct realizations were $79.2 million during the three months ended September 30, 2023. Of the total realizations during the period, 59% were related to the vintage years prior to 2020.

On a Burford-only basis, total capital provision-direct realizations were $274.1 million during the nine months ended September 30, 2023. Of the total realizations during the period, 64% were related to the vintage years prior to 2020.

See “—Reconciliations—Realizations reconciliations” for the reconciliations of our consolidated realizations to Burford-only and Group-wide realizations for the three and nine months ended September 30, 2023 and 2022.

Asset management

At September 30, 2023, we operated nine private funds and three “sidecar” funds as an investment adviser registered with, and regulated by, the SEC. At September 30, 2023 and December 31, 2022, our total AUM was $3.4 billion.

The table below sets forth key statistics for each of our private funds at September 30, 2023.

		September 30, 2023
		Investor	Asset	Asset		Fee structure(1)
		commitments	commitments	deployments		(management/		Investment
($ in millions)	Strategy	closed	to date	to date	AUM	performance)	Waterfall	period (end)
BCIM Partners II LP (Partners II)(2)	Core legal finance	260	253	184	151	Class A: 2%/20%; Class B: 0%/50%	European	12/15/2015
BCIM Partners III LP (Partners III)	Core legal finance	412	447	325	441	2%/20%	European	1/1/2020(3)
Burford Opportunity Fund LP & Burford Opportunity Fund B LP (BOF)	Core legal finance	300	392	282	370	2%/20%	European	12/31/2021(4)
BCIM Credit Opportunities LP (COLP)	Post-settlement	488	699	695	411	1% on undrawn/ 2% on funded and 20% incentive	European	9/30/2019(3)
Burford Alternative Income Fund LP (BAIF)(2)	Post-settlement	327	672	660	366	1.5%/10%	European	4/4/2022
Burford Alternative Income Fund II LP (BAIF II)	Post-settlement	350	204	192	365	1.5%/12.5%	European	9/11/2025
BCIM Strategic Value Master Fund LP (Strategic Value)(5)	Complex strategies	500	1,199	1,199	1	2%/20%	American	Evergreen
Burford Advantage Master Fund LP	Lower risk legal finance	360	301	266	381	Profit split(7)	American	12/24/2024
Burford Opportunity Fund C LP (BOF-C)(2)	Core legal finance	766	1,081	656	903	Expense reimbursement + profit share	Hybrid	12/31/2023(6)
Totals		3,763	5,248	4,459	3,389
1.	Management fees are paid to BCIM for investment management and advisory services provided to our private funds. The management fee rates set forth in the table above are annualized and applied to an asset or commitment base that typically varies between a private fund’s investment period and any subsequent periods in the fund term. We no longer earn any management fees from BCIM Partners II, LP, BCIM Partners III, LP and COLP. Performance fees represent carried interest applied to distributions to a private fund’s limited partners after the return of capital contributions and preferred returns.
2.	Includes amounts related to “sidecar” funds.
3.	Ceased commitments to new legal finance assets in the fourth quarter of 2018 due to capacity.
4.	Ceased commitments to new legal finance assets in the fourth quarter of 2020 due to capacity.
5.	Includes amounts related to BCIM SV SMA I, LLC which invests alongside the Strategic Value Fund.
6.	In October 2023, BOF-C’s investment period was extended by an additional year through December 31, 2024.
7.	The Advantage Fund does not have a traditional management and performance fee structure, but instead provides the first 10% of annual simple returns to the fund investors while we retain any excess returns. However, if the Advantage Fund produces returns in excess of 18% (which are supranormal for this level of risk), a level of sharing with the fund investors would take effect, but we do not expect that to occur.

Our asset management income consists of (i) management fee income – i.e., the fee earned by us from administering the private funds we manage for third-party investors, and (ii) performance fee income – i.e., the share of profits generated from our private funds that we manage on behalf of third-party limited partners, which is paid as a performance fee when the private funds meet certain performance conditions.

The table below sets forth the components of our asset management income for the three and nine months ended September 30, 2023 and 2022 on a consolidated basis.

(GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022
Management fee income	1,876	1,583	5,767	5,296
Performance fee income	-	-	-	1,795
Total asset management income	1,876	1,583	5,767	7,091

See “—Results of operations and financial position—Statement of operations for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022—Asset management income” and “—Results of operations and financial position—Statement of operations for the nine months ended September 30, 2023 as compared to the nine months ended September 30, 2022—Asset management income” for the explanation of the period-over-period changes in our asset management income.

Burford Capital Quarterly Report September 2023    60

The table below sets forth the components of our asset management income for the three and nine months ended September 30, 2023 and 2022 on a Burford-only basis. Because BOF-C is a consolidated entity, income from BOF-C is eliminated on a consolidated basis but shown on a Burford-only basis.

(Non-GAAP)	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022

Management fee income	1,893	1,631	5,875	5,562
Performance fee income	-	-	-	1,795
Income from BOF-C	14,248	2,928	35,307	33,965
Total asset management income	16,141	4,559	41,182	41,322

On a Burford-only basis, asset management income increased 254% to $16.1 million for the three months ended September 30, 2023 as compared to $4.6 million for the three months ended September 30, 2022. This increase in asset management income primarily reflects higher capital provision income attributable to BOF-C.

On a Burford-only basis, asset management income was $41.2 million for the nine months ended September 30, 2023 as compared to $41.3 million for the nine months ended September 30, 2022. This increase in asset management income primarily reflects higher capital provision income attributable to BOF-C. For the nine months ended September 30, 2022, we earned performance fees from BAIF in the amount of $1.8 million, which did not recur as no performance fees were earned for the nine months ended September 30, 2023.

The timing of the recognition of performance fees is variable as they are recognized when a reliable estimate of the performance fee can be made and it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The maturity and the terms of the applicable distribution waterfall for each of our private funds impact this timing.

See “—Reconciliations—Reconciliations of condensed consolidated financial statements to Burford-only financial statements—Reconciliations of asset management income” for the reconciliations of our consolidated asset management income to Burford-only asset management income for the three and nine months ended September 30, 2023 and 2022.

Liquidity and capital resources

Overview

The table below sets forth our cash and cash equivalents and marketable securities at September 30, 2023 and December 31, 2022 on a consolidated basis.

(GAAP)	September 30, 2023	December 31, 2022
($ in thousands)
Cash and cash equivalents	255,568	107,658
Marketable securities	107,006	136,358
Total	362,574	244,016

On a consolidated basis, the increase in cash and cash equivalents and marketable securities reflects proceeds from the 2031 Notes and third-party net capital contributions offset by continued deployments in excess of proceeds from capital provision assets and the redemption of the 2024 Bonds.

The table below sets forth our cash and cash equivalents and marketable securities at September 30, 2023 and December 31, 2022 on a Burford-only basis.

(Non-GAAP)	September 30, 2023	December 31, 2022
($ in thousands)
Cash and cash equivalents	240,028	73,679
Marketable securities	107,006	136,358
Total	347,034	210,037

On a Burford-only basis, the increase in cash and cash equivalents and marketable securities reflects proceeds from the 2031 Notes partially offset by the redemption of the 2024 Bonds. In addition, for the nine months ended September 30, 2023, cash receipts exceeded deployments on capital provision assets.

Our marketable securities consist of short-duration and generally investment-grade fixed income assets, the bulk of which is held in separately managed accounts, managed by a third-party asset manager that specializes in short-duration and money market investments and actively trades those positions.

61    Burford Capital Quarterly Report September 2023

We believe our available cash and cash from operations, which includes proceeds from our capital provision assets, will be adequate to fund our operations and future growth, satisfy our working capital requirements, meet obligations under our debt securities, pay dividends and meet other liquidity requirements for the foreseeable future.

Our material contractual obligations consist of financial liabilities relating to (i) definitive commitments to financing arrangements (ii) debt securities and related interest payments, (iii) operating leases and (iv) third-party interests in capital provision assets. See note 13 (Financial commitments and contingent liabilities) to our condensed consolidated financial statements for additional information with respect to our contractual obligations at September 30, 2023. See “—Portfolio—Undrawn commitments” for information with respect to our undrawn commitments.

Debt

On July 12, 2023, we redeemed in full the aggregate outstanding principal amount of the 2024 Bonds. As a result, at September 30, 2023, we had five series of debt securities outstanding, of which two series were listed on the Order Book for Retail Bonds of the London Stock Exchange and three series were issued through private placement transactions under Rule 144A and Regulation S under the Securities Act. See note 9 (Debt) to our condensed consolidated financial statements for additional information with respect to our outstanding debt securities.

We manage our business with relatively low levels of leverage and have laddered debt maturities with an overall weighted average maturity in excess of the expected weighted average life of our legal finance assets. At September 30, 2023, the weighted average maturity of our outstanding debt securities of 5.3 years continued to be longer than the weighted average life of our concluded capital provision-direct assets, weighted by realizations, of 2.5 years.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, depending on our liquidity position, we may purchase or redeem from time to time a portion of our outstanding debt securities.

Our debt securities that are listed on the Order Book for Retail Bonds of the London Stock Exchange at the date of this Quarterly Report contain one significant financial covenant, which is a leverage ratio requirement that we maintain a level of consolidated net debt (defined as total principal amount of debt outstanding less cash and cash equivalents and marketable securities) that is less than 50% of our consolidated tangible assets (defined as total assets less intangible assets). At September 30, 2023 and December 31, 2022, our consolidated net debt to consolidated tangible assets ratio was 22% and 25%, respectively. In addition, the indentures governing the 2028 Notes and the 2030 Notes contain certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At September 30, 2023 and December 31, 2022, our Consolidated Indebtedness to Net Tangible Equity Ratio was 0.76 to 1.00 and 0.79 to 1.00, respectively. Furthermore, the indenture governing the 2031 Notes contains certain restrictive covenants that, among other things, require us to have a Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) of less than 1.50 to 1.00, 1.75 to 1.00 or 2.00 to 1.00, as applicable, to undertake specific actions, such as making restricted payments or permitted investments or incurring additional indebtedness. At September 30, 2023 and December 31, 2022, our Consolidated Indebtedness to Consolidated Equity Ratio was 0.67 to 1.00 and 0.68 to 1.00, respectively. See “—Reconciliations—Debt leverage ratio calculations” for the calculations of our debt leverage ratios. At September 30, 2023, we were in compliance with all of the covenants under the trust deeds and the indentures, as applicable.

Burford Capital Quarterly Report September 2023    62

We are required to provide certain information pursuant to the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes. The tables below set forth the total assets and third-party indebtedness at September 30, 2023 and December 31, 2022 and total revenues for the three and nine months ended September 30, 2023 and 2022, in each case, of (i) us and our Restricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable) and (ii) our Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes, the 2030 Notes and the 2031 Notes, as applicable).

($ in thousands)	September 30, 2023	December 31, 2022
Burford and its Restricted Subsidiaries
Total assets	4,712,645	3,643,013
Third-party indebtedness	1,553,623	1,271,073

Unrestricted Subsidiaries
Total assets	813,690	645,346
Third-party indebtedness	-	-

	Three months ended September 30,		Nine months ended September 30,
(S in thousands)	2023	2022	2023	2022

Burford and its Restricted Subsidiaries
Total revenues	343,383	(9,984)	724,806	111,870

Unrestricted Subsidiaries
Total revenues	25,490	(2,717)	69,523	46,021

Cash flows

Set forth below is a discussion of our consolidated cash flows for the nine months ended September 30, 2023 and 2022 on a consolidated basis, unless noted otherwise.

The table below sets forth the components of our cash flows for the nine months ended September 30, 2023 and 2022.

(GAAP)	Nine months ended September 30,
($ in thousands)	2023	2022

Net cash used in operating activities	(204,251)	(194,587)
Net cash used in investing activities	(2,957)	(170)
Net cash provided by financing activities	355,150	319,343
Net increase in cash and cash equivalents	147,942	124,586

Net cash used in operating activities

Net cash used in operating activities increased 5% to $204.3 million for the nine months ended September 30, 2023 as compared to $194.6 million for the nine months ended September 30, 2022. The increase in net cash used in operating activities reflects a decrease in net capital provision asset fundings in excess of proceeds received coupled with the increased operating expenses period-over-period.

The table below sets forth the components of our net cash provided by/(used in) operating activities for the nine months ended September 30, 2023 and 2022.

(GAAP)	Nine months ended September 30,
($ in thousands)	2023	2022	Change

Net cash provided by operating activities before funding of operating activities	310,160	189,732	120,428
Net proceeds from marketable securities	31,855	26,992	4,863
(Funding) of capital provision assets	(546,266)	(411,311)	(134,955)
Net cash used in operating activities	(204,251)	(194,587)	(9,664)

Net cash used in investing activities

Net cash used in investing activities increased to $3.0 million for the nine months ended September 30, 2023 as compared to $0.2 million for the nine months ended September 30, 2022. The increase is due to leasehold improvements, $2.6 million of which relate to the new office in London, United Kingdom.

Net cash provided by financing activities

Net cash provided by financing activities increased 11% to $355.2 million for the nine months ended September 30, 2023 as compared to $319.3 million for the nine months ended September 30, 2022. The increase in net cash provided by financing activities is due to higher inflow of $37.2 million from debt issuances period-over-period and $47.9 million

63    Burford Capital Quarterly Report September 2023

from net capital contributions from non-controlling interests, in excess of the increase in outflow of $50.1 million in debt repayments period-over-period.

Cash receipts (non-GAAP financial measure)

Cash receipts provide a measure of the cash that our capital provision and other assets generate during a given period as well as cash from certain other fees and income. See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to our cash receipts. See “—Cash flows” for a discussion of our cash flows on a consolidated basis prepared in accordance with US GAAP.

The table below sets forth the components of our cash receipts for the nine months ended September 30, 2023 and 2022 on a Burford-only basis.

(Non-GAAP)	Nine months ended September 30,
($ in thousands)	2023	2022

Burford-only proceeds from capital provision-direct assets	319,236	202,499
Burford-only proceeds from capital provision-indirect assets	26,331	9,686
Burford-only proceeds from asset management income	29,045	11,795
Burford-only proceeds from other services	5,120	5,492
Cash receipts	379,732	229,472

On a Burford-only basis, our cash receipts increased by 65% to $379.7 million for the nine months ended September 30, 2023 as compared to $229.5 million for the nine months ended September 30, 2022. The increase in cash receipts reflects primarily an increase in realizations from the capital provision-direct portfolio period-over-period, including paydown of the due from settlement of capital provision assets receivable that was outstanding at December 31, 2022. Of the $116.6 million of due from settlement receivables at December 31, 2022, 90% was collected during the nine months ended September 30, 2023.

See “—Reconciliations—Cash receipts reconciliation” for a reconciliation of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP.

Dividends

On September 8, 2023, the Board declared an interim dividend of 6.25¢ per ordinary share to be paid on December 7, 2023 to shareholders of record on November 10, 2023 (with an ex-dividend date of November 9, 2023).

We expect to maintain a total annual dividend of 12.50¢ per ordinary share in the future, payable semi-annually. We do not anticipate regular increases in our level of annual dividends, but we expect to review our level of annual dividends with shareholders and the Board from time to time.

Off-balance sheet arrangements

At September 30, 2023 and December 31, 2022, we had off-balance sheet arrangements relating to legal finance assets with structured entities that aggregate claims from multiple parties in the amount of $2.8 million and $3.8 million, respectively. See note 11 (Variable interest entities) to our condensed consolidated financial statements for additional information with respect to structured entities.

Critical accounting estimates

The preparation of our condensed consolidated financial statements in accordance with US GAAP requires our management to make estimates, judgments and assumptions that affect the reported amounts of capital provision assets. Our management bases these estimates and judgments on available information, historical experience and other assumptions that we believe are reasonable under the circumstances.

However, these estimates, judgments and assumptions are often subjective and may be impacted negatively based on changing circumstances or changes in our analyses. We believe that our critical accounting policies could potentially produce materially different results if we were to change underlying estimates, judgments and/or assumptions.

See “Financial and operational review—Critical accounting estimates” in the 2022 Annual Report for a discussion of our critical accounting policies. See note 2 (Summary of significant accounting policies) to our condensed consolidated financial statements and note 2 (Summary of significant accounting policies—Use of estimates) to our consolidated financial statements in the 2022 Annual Report for additional information with respect to our critical accounting policies and other significant accounting policies.

Burford Capital Quarterly Report September 2023    64

Reconciliations

Reconciliations of condensed consolidated financial statements to Burford-only financial statements

The tables below set forth the reconciliations of (i) the specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the three and nine months ended September 30, 2023 and 2022 and (ii) the condensed consolidated statements of financial position to Burford-only statements of financial position at September 30, 2023 and December 31, 2022. The presentation of financial information on a Burford-only basis is intended to provide a view of Burford as a stand-alone business (i.e., eliminating the impact of our private funds) by furnishing information on a non-GAAP basis that eliminates the effect of consolidating some of the limited partner interests in our private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. See “—Basis of presentation of financial information—Non-GAAP financial measures relating to our business structure” for additional information with respect to presentation of financial information on a Burford-only basis.

The first column in the tables below sets forth our results of operations on a consolidated basis as reported in our condensed consolidated financial statements prepared in accordance with US GAAP. These results of operations include investments in a number of entities that are not wholly owned subsidiaries of Burford Capital Limited and, therefore, contain third-party capital, including BOF-C, the Strategic Value Fund, the Advantage Fund and Colorado. The presentation of our results of operations on a consolidated basis requires a line-by-line consolidation of 100% of each non-wholly owned entity’s assets and liabilities as well as components of income and expense. The portion of the net assets and the associated profit or loss that is attributable to the third-party interests are then presented separately as single line items within the condensed consolidated statements of financial position and the condensed consolidated statements of operations, respectively. We believe it is helpful to exclude the interests of investors other than Burford in our discussion of our results of operations, and we have therefore, as an alternative presentation, excluded from our presentation of our results of operations the non-Burford portion of the individual assets and liabilities as well as components of income and expense relating to such third-party capital. The reconciliations eliminate the line-by-line consolidation of all of the applicable entities’ individual assets and liabilities required by US GAAP to present Burford’s investment in the non-wholly owned entities and Burford’s share of the gain or loss earned on such investment.

The tables below set forth the elimination adjustments separately for the Strategic Value Fund, BOF-C, Colorado and the Advantage Fund as well as a number of other entities, in which Burford holds a portion of its capital provision assets through special purpose vehicles (an “SPV”) and has minority partners in the SPV, in an additional column titled “Other”. Because Burford controls and owns a significant portion of each of these SPVs, they are consolidated in our financial statements prepared in accordance with US GAAP. In each case, the elimination adjustments are fully reversing the amounts reported as “Plus/(Less): Third-party interest in capital provision assets” and “Financial liabilities relating to third-party interests in consolidated entities” against the applicable components required in the line-by-line consolidation to leave Burford’s gain or loss on its investment in the entities reported in “Capital provision income” and the fair value of its investment in the entities reported in “Capital provision assets”.

Reconciliations of condensed consolidated statements of operations to Burford-only statements of operations

The tables below set forth the reconciliations of specified line items from the condensed consolidated statements of operations to Burford-only statements of operations for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	504,513	(845)	(36,193)	(140,690)	(8,368)	6,578	324,995
(Less): Third-party interests in capital provision assets	(140,412)	-	-	140,699	-	(287)	-
Asset management income	1,876	16	14,249	-	-	-	16,141
Insurance income	1,243	-	-	-	-	-	1,243
Services income	(91)	-	-	-	-	-	(91)
Marketable securities gain/(loss) and bank interest	1,744	(1)	(3)	-	-	(15)	1,725
Total revenues	368,873	(830)	(21,947)	9	(8,368)	6,276	344,013

Operating income	315,805	(193)	(22,020)	-	(8,292)	5,912	291,212

Net income/(loss)	297,134	(193)	(22,020)	-	(8,292)	5,913	272,542

65    Burford Capital Quarterly Report September 2023

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	(22,579)	6,138	(11,090)	12,070	95	31	(15,335)
Plus: Third-party interests in capital provision assets	11,910	-	-	(12,060)	-	150	-
Asset management income	1,583	48	2,928	-	-	-	4,559
Insurance loss	(347)	-	-	-	-	-	(347)
Services income	134	-	-	-	-	-	134
Marketable securities (loss) and bank interest	(3,402)	183	-	-	-	(15)	(3,234)
Total revenues	(12,701)	6,369	(8,162)	10	95	166	(14,223)

Operating income	(38,020)	6,479	(8,209)	-	207	204	(39,339)

Net income/(loss)	(57,121)	6,479	(8,208)	-	207	307	(58,336)

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	1,016,113	(1,052)	(84,429)	(235,731)	(20,373)	1,874	676,402
(Less): Third-party interests in capital provision assets	(235,944)	-	-	235,710	-	234	-
Asset management income	5,767	108	35,307	-	-	-	41,182
Insurance income	2,093	-	-	-	-	-	2,093
Services income	(59)	-	-	-	-	-	(59)
Marketable securities gain/(loss) and bank interest	6,359	(1)	(5)	-	-	(44)	6,309
Total revenues	794,329	(945)	(49,127)	(21)	(20,373)	2,064	725,927

Operating income	643,330	(12)	(49,417)	-	(20,094)	1,743	575,550

Net income/(loss)	578,239	(12)	(49,417)	-	(20,094)	1,711	510,427

	Nine months ended September 30, 2022

	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Revenues
Capital provision income	153,166	3,861	(85,265)	12,568	(223)	(3,665)	80,442
Plus: Third-party interests in capital provision assets	12,128	-	-	(12,570)	-	442	-
Asset management income	7,091	266	33,965	-	-	-	41,322
Insurance loss	(2,644)	-	-	-	-	-	(2,644)
Services income	523	-	-	-	-	-	523
Marketable securities (loss) and bank interest	(12,373)	183	-	-	-	(21)	(12,211)
Total revenues	157,891	4,310	(51,300)	(2)	(223)	(3,244)	107,432

Operating income	75,745	5,122	(51,409)	-	130	(3,101)	26,487

Net income/(loss)	(2,257)	5,122	(51,408)	-	130	(2,995)	(51,408)

Burford Capital Quarterly Report September 2023    66

Reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position

The tables below set forth the reconciliations of condensed consolidated statements of financial position to Burford-only statements of financial position at September 30, 2023 and December 31, 2022.

	September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	255,568	(729)	(8,498)	(2)	(1,602)	(4,709)	240,028
Marketable securities	107,006	-	-	-	-	-	107,006
Other assets	63,824	32	76,929	134	-	-	140,919
Due from settlement of capital provision assets	71,284	-	-	-	-	(1,754)	69,530
Capital provision assets	4,894,648	437	(650,411)	(645,087)	(187,888)	(67,521)	3,344,178
Goodwill	133,924	-	-	-	-	-	133,924
Deferred tax asset	81	-	-	-	-	-	81
Total assets	5,526,335	(260)	(581,980)	(644,955)	(189,490)	(73,984)	4,035,666

Liabilities
Debt interest payable	37,464	-	-	-	-	-	37,464
Other liabilities	210,381	(199)	-	(22)	(60)	(174)	209,926
Debt payable	1,524,078	-	-	-	-	-	1,524,078
Financial liabilities relating to third-party interests in capital provision assets	661,337	-	-	(644,933)	-	(16,404)	-
Deferred tax liability	55,963	-	-	-	-	-	55,963
Total liabilities	2,489,223	(199)	-	(644,955)	(60)	(16,578)	1,827,431
Total shareholders' equity	3,037,112	(61)	(581,980)	-	(189,430)	(57,406)	2,208,235

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
		Strategic			Advantage
($ in thousands)	Consolidated	Value Fund	BOF-C	Colorado	Fund	Other	Burford-only
Assets
Cash and cash equivalents	107,658	(1,906)	(7,003)	(20)	(23,635)	(1,415)	73,679
Marketable securities	136,358	-	-	-	-	-	136,358
Other assets	51,856	58	64,909	127	-	-	116,950
Due from settlement of capital provision assets	116,582	(1)	-	-	-	(1,931)	114,650
Capital provision assets	3,735,556	(930)	(535,496)	(409,356)	(79,888)	(73,446)	2,636,440
Goodwill	133,912	-	-	-	-	-	133,912
Deferred tax asset	6,437	-	-	-	-	-	6,437
Total assets	4,288,359	(2,779)	(477,590)	(409,249)	(103,523)	(76,792)	3,218,426

Liabilities
Debt interest payable	16,815	-	-	-	-	-	16,815
Other liabilities	155,673	(228)	-	(27)	(120)	(148)	155,150
Debt payable	1,252,270	-	-	-	-	-	1,252,270
Financial liabilities relating to third-party interests in capital provision assets	425,205	-	(4,234)	(409,222)	-	(11,468)	281
Deferred tax liability	51,326	-	-	-	-	-	51,326
Total liabilities	1,901,289	(228)	(4,234)	(409,249)	(120)	(11,616)	1,475,842
Total shareholders' equity	2,387,070	(2,551)	(473,356)	-	(103,403)	(65,176)	1,742,584

67    Burford Capital Quarterly Report September 2023

Reconciliations of capital provision assets

The tables below set forth the reconciliations of components of the consolidated capital provision assets at the beginning and end of period and unrealized fair value at the end of period to Burford-only capital provision-direct and capital provision-indirect assets at the beginning and end of period and unrealized fair value at the end of period, in each case, for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	4,407,888	(1,348,424)	3,059,464	3,012,485	46,979
Deployments	101,947	(35,499)	66,448	59,385	7,063
Realizations	(108,737)	7,075	(101,662)	(82,504)	(19,158)
Income for the period	501,611	(180,469)	321,142	317,662	3,480
Foreign exchange gains/(losses)	(8,061)	6,847	(1,214)	(1,214)	-
At end of period	4,894,648	(1,550,470)	3,344,178	3,305,814	38,364

Unrealized fair value at end of period	2,525,576	(860,591)	1,664,985	1,661,153	3,832

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,397,504	(939,813)	2,457,691	2,436,389	21,302
Deployments	207,569	(52,521)	155,048	152,019	3,029
Realizations	(168,569)	45,849	(122,720)	(118,613)	(4,107)
Income for the period	(10,934)	(5,176)	(16,110)	(11,674)	(4,436)
Foreign exchange gains/(losses)	(11,470)	1,903	(9,567)	(9,567)	-
At end of period	3,414,100	(949,758)	2,464,342	2,448,554	15,788

Unrealized fair value at end of period	1,605,875	(534,776)	1,071,099	1,072,019	(920)

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,735,556	(1,099,116)	2,636,440	2,604,005	32,435
Deployments	546,266	(211,675)	334,591	307,640	26,951
Realizations	(394,633)	94,410	(300,223)	(273,892)	(26,331)
Income for the period	1,009,368	(340,014)	669,354	664,045	5,309
Foreign exchange gains/(losses)	(1,909)	5,925	4,016	4,016	-
At end of period	4,894,648	(1,550,470)	3,344,178	3,305,814	38,364

Unrealized fair value at end of period	2,525,576	(860,591)	1,664,985	1,661,153	3,832

Burford Capital Quarterly Report September 2023    68

	Nine months ended September 30, 2022

	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	3,117,263	(798,997)	2,318,266	2,296,705	21,561
Deployments	411,311	(127,469)	283,842	276,525	7,317
Realizations	(257,015)	58,106	(198,909)	(189,223)	(9,686)
Income for the period	168,531	(83,417)	85,114	88,518	(3,404)
Foreign exchange gains/(losses)	(25,990)	2,019	(23,971)	(23,971)	-
At end of period	3,414,100	(949,758)	2,464,342	2,448,554	15,788

Unrealized fair value at end of period	1,605,875	(534,776)	1,071,099	1,072,019	(920)

Reconciliations of capital provision income

The tables below set forth the reconciliations of components of the consolidated capital provision income to Burford-only capital provision-direct and capital provision-indirect income for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	37,566	(7,440)	30,126	29,145	981
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	464,045	(173,029)	291,016	288,517	2,499
Income on capital provision assets	501,611	(180,469)	321,142	317,662	3,480
Foreign exchange gains/(losses)	2,902	951	3,853	3,853	-
Total capital provision income	504,513	(179,518)	324,995	321,515	3,480

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	51,769	(15,288)	36,481	36,269	212
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	(62,703)	10,112	(52,591)	(47,943)	(4,648)
Income on capital provision assets	(10,934)	(5,176)	(16,110)	(11,674)	(4,436)
Interest and other income	763	(763)	-	-	-
Foreign exchange gains/(losses)	(4,735)	1,731	(3,004)	(3,004)	-
Unrealized loss on due from settlement of capital provision assets	(11,330)	11,330	-	-	-
Gain on financial liabilities at fair value through profit and loss	3,657	-	3,657	3,657	-
Loss on investment subparticipation	-	122	122	122	-
Total capital provision income	(22,579)	7,244	(15,335)	(10,899)	(4,436)

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	171,331	(46,811)	124,520	123,539	981
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	838,037	(293,203)	544,834	540,506	4,328
Income on capital provision assets	1,009,368	(340,014)	669,354	664,045	5,309
Foreign exchange gains/(losses)	6,746	302	7,048	7,048	-
Net loss on due from settlement of capital provision assets	(1)	1	-	-	-
Total capital provision income	1,016,113	(339,711)	676,402	671,093	5,309

69    Burford Capital Quarterly Report September 2023

	Nine months ended September 30, 2022

	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
Realized gains/(losses) relative to cost	85,809	(21,853)	63,956	62,870	1,086
Fair value adjustment during the period, net of previously recognized unrealized gains transferred to realized gains	82,722	(61,564)	21,158	25,648	(4,490)
Income on capital provision assets	168,531	(83,417)	85,114	88,518	(3,404)
Interest and other income	2,651	(2,651)	-	-	-
Foreign exchange gains/(losses)	(10,343)	2,014	(8,329)	(8,329)	-
Unrealized loss on due from settlement of capital provision assets	(11,330)	11,330	-	-	-
Gain on financial liabilities at fair value through profit and loss	3,657	-	3,657	3,657	-
Total capital provision income	153,166	(72,724)	80,442	83,846	(3,404)

Reconciliations of capital provision income excluding YPF-related assets

The table below sets forth the reconciliations of capital provision income to capital provision income excluding the YPF-related assets for the three and nine months ended September 30, 2023.

($ in thousands)	Three months ended September 30, 2023	Nine months ended September 30, 2023

Capital provision income	504,513	1,016,113
Less: Capital provision income from YPF-related assets	(417,920)	(695,238)
Capital provision income excluding YPF-related assets	86,593	320,875

Reconciliations of due from settlement of capital provision assets

The tables below set forth the reconciliations of components of the consolidated due from settlement of capital provision assets at the beginning and end of period to Burford-only due from settlement of capital provision-direct and capital provision-indirect assets at the beginning and end of period for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	94,391	(1,754)	92,637	92,637	-
Transfer of realizations from capital provision assets	108,737	(7,075)	101,662	82,504	19,158
Proceeds received	(132,147)	7,074	(125,073)	(105,915)	(19,158)
Foreign exchange gains/(losses)	303	1	304	304	-
At end of period	71,284	(1,754)	69,530	69,530	-

	Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	67,921	(15,558)	52,363	52,363	-
Transfer of realizations from capital provision assets	168,569	(45,849)	122,720	118,613	4,107
Interest and other income	763	(763)	-	-	-
Unrealized loss on due from settlement of capital provision assets	(11,330)	11,330	-	-	-
Proceeds received	(173,781)	48,686	(125,095)	(120,988)	(4,107)
Foreign exchange gains/(losses)	(263)	(1)	(264)	(264)	-
At end of period	51,879	(2,155)	49,724	49,724	-

Burford Capital Quarterly Report September 2023    70

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	116,582	(1,932)	114,650	114,650	-
Transfer of realizations from capital provision assets	394,633	(94,410)	300,223	273,892	26,331
Realized loss	(11,330)	11,330	-
Previously recognized unrealized loss transferred to realized loss	11,329	(11,329)	-
Proceeds received	(440,154)	94,587	(345,567)	(319,236)	(26,331)
Foreign exchange gains/(losses)	224	-	224	224	-
At end of period	71,284	(1,754)	69,530	69,530	-

	Nine months ended September 30, 2022
	(GAAP)	(Non-GAAP)
			Burford-only
		Elimination of		Capital	Capital
		third-party	Burford-only	provision-	provision-
($ in thousands)	Consolidated	interests	total	direct	indirect
At beginning of period	86,311	(22,864)	63,447	63,447	-
Transfer of realizations from capital provision assets	257,015	(58,106)	198,909	189,223	9,686
Interest and other income	2,651	(2,651)	-	-	-
Unrealized loss on due from settlement of capital provision assets	(11,330)	11,330	-	-	-
Proceeds received	(282,322)	70,137	(212,185)	(202,499)	(9,686)
Foreign exchange gains/(losses)	(446)	(1)	(447)	(447)	-
At end of period	51,879	(2,155)	49,724	49,724	-

Reconciliations of asset management income

The tables below set forth the reconciliations of components of the consolidated asset management income to Burford-only asset management income for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30, 2023			Three months ended September 30, 2022
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	1,876	17	1,893	1,583	48	1,631
Performance fee income	-	-	-	-	-	-
Income from BOF-C	-	14,248	14,248	-	2,928	2,928
Total asset management income	1,876	14,265	16,141	1,583	2,976	4,559

	Nine months ended September 30, 2023			Nine months ended September 30, 2022

	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
		Elimination of			Elimination of
		third-party			third-party
($ in thousands)	Consolidated	interests	Burford-only	Consolidated	interests	Burford-only
Management fee income	5,767	108	5,875	5,296	266	5,562
Performance fee income	-	-	-	1,795	-	1,795
Income from BOF-C	-	35,307	35,307	-	33,965	33,965
Total asset management income	5,767	35,415	41,182	7,091	34,231	41,322

71    Burford Capital Quarterly Report September 2023

Reconciliations of capital provision undrawn commitments

The tables below set forth the reconciliations of the consolidated capital provision undrawn commitments to Burford-only capital provision undrawn commitments at September 30, 2023 and December 31, 2022.

	September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	695,300	(164,095)	531,205
Discretionary	1,027,783	(235,447)	792,336
Total legal finance undrawn commitments	1,723,083	(399,542)	1,323,541
Legal risk (definitive)	54,996	(5,982)	49,014
Total capital provision-direct undrawn commitments	1,778,079	(405,524)	1,372,555
Capital provision-indirect undrawn commitments	33,745	(28,121)	5,624
Total capital provision undrawn commitments	1,811,824	(433,645)	1,378,179

	December 31, 2022
	(GAAP)	(Non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only
Definitive	767,786	(184,279)	583,507
Discretionary	822,348	(182,147)	640,201
Total legal finance undrawn commitments	1,590,134	(366,426)	1,223,708
Legal risk (definitive)	81,193	(5,853)	75,340
Total capital provision-direct undrawn commitments	1,671,327	(372,279)	1,299,048
Capital provision-indirect undrawn commitments	49,400	(41,167)	8,233
Total capital provision undrawn commitments	1,720,727	(413,446)	1,307,281

Deployments reconciliations

The table below sets forth the reconciliations of the components of consolidated deployments to Burford-only deployments for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022
Consolidated deployments	101,947	207,569	546,266	411,311
Less: Elimination of third-party interests	(35,499)	(52,521)	(211,675)	(127,469)
Burford-only total deployments	66,448	155,048	334,591	283,842
Burford-only capital provision-direct deployments	59,385	152,019	307,640	276,525
Less: Capital deployed but not yet invested	(3,315)	1,270	(3,315)	(698)
Less: Transferred out Advantage Fund-type deal to the Advantage Fund	-	-	-	(408)
Plus: Deployments on behalf of subparticipations	(84)	-	107	-
Adjusted Burford-only capital provision-direct deployments	55,986	153,289	304,432	275,419
Burford-only capital provision-indirect deployments	7,063	3,029	26,951	7,317
Less: Capital deployed to fund level but not yet invested	(1,687)	(1,299)	(2,776)	(2,187)
Adjusted Burford-only capital provision-indirect deployments	5,376	1,730	24,175	5,130
Adjusted Burford-only total deployments	61,362	155,019	328,607	280,549

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our deployments information and “Operating and financial review and prospects—Deployments” for additional information with respect to our deployments.

Burford Capital Quarterly Report September 2023    72

Realizations reconciliations

The table below sets forth the reconciliations of the components of consolidated realizations to Burford-only realizations for the three and nine months ended September 30, 2023 and 2022.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2023	2022	2023	2022
Consolidated realizations	108,737	168,569	394,633	257,015
Less: Elimination of third-party interests	(7,075)	(45,849)	(94,410)	(58,106)
Burford-only total realizations	101,662	122,720	300,223	198,909
Burford-only capital provision-direct realizations	82,504	118,613	273,892	189,223
Plus: Realizations from financial liabilities at fair value through profit or loss	-	3,657	-	3,657
Plus: Realizations from investment subparticipations	-	38	198	38
Plus: Reported realizations held at joint venture and not yet distributed	(3,346)	-	11	-
Less: Transferred out Advantage Fund-type deal to the Advantage Fund	-	(30)		(438)
Adjusted Burford-only capital provision-direct realizations	79,158	122,278	274,101	192,480
Burford-only capital provision-indirect realizations	19,158	4,107	26,331	9,686
Less: Prior year reported realizations held at fund level and not yet distributed	-	-	(29)	-
Plus/(Less): Reported realizations held at fund level and not yet distributed	(5,811)	(520)	(6,400)	-
Adjusted Burford-only capital provision-indirect realizations	13,347	3,587	19,902	9,686
Adjusted Burford-only total realizations	92,505	125,865	294,003	202,166

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—APMs” and “Certain terms used in this Quarterly Report” for additional information with respect to certain terms useful for the understanding of our realizations information and “Operating and financial review and prospects—Realizations” for additional information with respect to our realizations.

Cash receipts reconciliations

The table below sets forth the reconciliations of cash receipts to proceeds from capital provision assets, the most comparable measure calculated in accordance with US GAAP, for the nine months ended September 30, 2023 and 2022.

	Nine months ended September 30,
($ in thousands)	2023	2022

Consolidated proceeds from capital provision assets	440,154	282,322
Less: Elimination of third-party interests	(94,587)	(70,137)
Burford-only total proceeds from capital provision assets	345,567	212,185
Burford-only proceeds from capital provision-direct assets	319,236	202,499
Burford-only proceeds from capital provision-indirect assets	26,331	9,686
Burford-only total proceeds from capital provision assets	345,567	212,185
Consolidated asset management income	5,767	7,091
Plus: Eliminated income from funds	35,415	34,231
Burford-only asset management income	41,182	41,322
Less: Non-cash adjustments(1)	(12,137)	(29,527)
Burford-only proceeds from asset management income	29,045	11,795
Burford-only proceeds from marketable securities interest and dividends	3,625	1,845
Burford-only proceeds from asset recovery fee for services	(38)	629
Burford-only proceeds from insurance receipts	1,533	3,018
Burford-only proceeds from asset management and other services	34,165	17,287
Cash receipts	379,732	229,472
1.	Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” and “Operating and financial review and prospects—Cash receipts” for additional information with respect to cash receipts.

73    Burford Capital Quarterly Report September 2023

Tangible book value attributable to Burford Capital Limited per ordinary share reconciliations

The table below sets forth the reconciliations of tangible book value attributable to Burford Capital Limited per ordinary share to total Burford Capital Limited equity, the most comparable measure calculated in accordance with US GAAP, at September 30, 2023 and December 31, 2022.

	September 30, 2023	December 31, 2022
($ in thousands, except share data)
Total Burford Capital Limited equity	2,208,235	1,742,584
Less: Goodwill	(133,924)	(133,912)
Tangible book value attributable to Burford Capital Limited	2,074,311	1,608,672

Basic ordinary shares outstanding	218,698,930	218,581,877

Tangible book value attributable to Burford Capital Limited per ordinary share	9.48	7.36

See “—Basis of presentation of financial information—APMs and non-GAAP financial measures relating to our operating and financial performance—Non-GAAP financial measures” for additional information with respect to tangible book value attributable to Burford Capital Limited per ordinary share.

Debt leverage ratio calculations

Consolidated net debt to consolidated tangible assets ratio calculation

The table below sets forth the calculations of consolidated net debt to consolidated tangible assets ratio at September 30, 2023 and December 31, 2022.

	September 30, 2023	December 31, 2022
($ in thousands)
Total principal amount of debt outstanding(1)	1,553,623	1,271,073
Less: Cash and cash equivalents	(255,568)	(107,658)
Less: Marketable securities	(107,006)	(136,358)
Consolidated net debt	1,191,049	1,027,057

Total assets	5,526,335	4,288,359
Less: Goodwill	(133,924)	(133,912)
Consolidated tangible assets	5,392,411	4,154,447

Consolidated net debt to consolidated tangible assets ratio	22%	25%
1.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2207 and $1.2039 at September 30, 2023 and December 31, 2022, respectively.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Net Tangible Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Net Tangible Equity Ratio (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable) at September 30, 2023 and December 31, 2022.

	September 30, 2023	December 31, 2022
($ in thousands)
Total principal amount of debt outstanding(1)	1,553,623	1,271,073
Plus: Debt interest payable	37,464	16,815
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Consolidated Indebtedness	1,591,087	1,287,888

Total equity	3,037,112	2,387,070
Less: Equity attributable to Unrestricted Subsidiaries	(813,690)	(631,171)
Less: Goodwill	(133,924)	(133,912)
Net Tangible Equity	2,089,498	1,621,987

Consolidated Indebtedness to Net Tangible Equity Ratio	0.76x	0.79x
1.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2207 and $1.2039 at September 30, 2023 and December 31, 2022, respectively. The comparative data at December 31, 2022 has been amended to include non-controlling interests and to exclude Unrestricted Subsidiaries (as defined in the indentures governing the 2028 Notes and the 2030 Notes, as applicable), in each case, in the calculation of Net Tangible Equity in the denominator, which resulted in an immaterial decrease in the

Burford Capital Quarterly Report September 2023    74

Consolidated Indebtedness to Net Tangible Equity Ratio at December 31, 2022 as compared to the ratio previously reported in the 2022 Annual Report.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Consolidated Indebtedness to Consolidated Equity Ratio calculation

The table below sets forth the calculations of Consolidated Indebtedness to Consolidated Equity Ratio (as defined in the indenture governing the 2031 Notes) at September 30, 2023 and December 31, 2022.

	September 30, 2023	December 31, 2022
($ in thousands)
Total principal amount of debt outstanding(1)	1,553,623	1,271,073
Plus: Debt interest payable	37,464	16,815
Less: Debt attributable to Unrestricted Subsidiaries	-	-
Less: The lesser of cash and cash equivalent or $100 million	(100,000)	(100,000)
Consolidated Indebtedness	1,491,087	1,187,888

Total equity	3,037,112	2,387,070
Less: Equity attributable to Unrestricted Subsidiaries	(813,690)	(631,171)
Consolidated Equity	2,223,422	1,755,899

Consolidated Indebtedness to Consolidated Equity Ratio	0.67x	0.68x
1.	Represents the total principal amount of debt outstanding as set forth in note 9 (Debt) to our condensed consolidated financial statements. Debt securities denominated in pound sterling have been converted to US dollars using GBP/USD exchange rates of $1.2207 and 1.2039 at September 30, 2023 and December 31, 2022 respectively.

See “Operating and financial review and prospects—Debt” for additional information with respect to our debt securities.

Documents on display

We are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Accordingly, we file certain reports with, and furnish other information to, the SEC. Such reports and other information regarding registrants, such as us, that file electronically with the SEC may be inspected without charge at a website maintained by the SEC at www.sec.gov.

In addition, we use our website at investors.burfordcapital.com to make available documents and other information about our company. The documents and other information we make available on our website may be deemed material. Accordingly, investors should monitor our website in addition to following our press releases, SEC filings and public conference calls and webcasts. Furthermore, investors may automatically receive email alerts and other information about our company upon submitting a request at the “Investor Email Alerts” section of our website at investors.burfordcapital.com. The information on, or that can be accessed through, the SEC’s website or our website is not incorporated by reference into, and does not form a part of, this Quarterly Report.

75    Burford Capital Quarterly Report September 2023